UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Investor Relations (5255) 1944 9700 ri@dcf.pemex.com

May 3, 2006

PEMEX audited financial results report

as of December 31, 2005

Financial highlights	PEMEX, Mexico’s oil and gas company and the ninth largest integrated oil company in the world[1], headed by Luis Ramírez Corzo, announced its audited consolidated financial results as of December 31, 2005.

• Total sales increased 16%, as compared to 2004, reaching Ps. 928.6 billion (US$86.2 billion)

• Income before taxes and duties increased 7%, as compared to 2004, to Ps. 506.1 billion (US$47.0 billion)

• Net loss was Ps. 76.3 billion (US$7.1 billion)

Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Financial results summary

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	215,650	255,587	19%	39,938	23,714	799,368	928,643	16%	129,275	86,163
Domestic sales(1)	124,155	136,720	10%	12,565	12,685	463,977	505,109	9%	41,132	46,866
Exports	91,495	118,867	30%	27,373	11,029	335,392	423,534	26%	88,142	39,297
Income before taxes and duties(1)	132,458	93,577	-29%	(38,881)	8,682	474,615	506,112	7%	31,497	46,959
Taxes and duties	132,642	160,673	21%	28,031	14,908	490,142	580,629	18%	90,487	53,873
Net income (loss)	(185)	(73,350)		(73,166)	(6,806)	(26,345)	(76,282)		(49,937)	(7,078)
EBITDA(2)	145,645	117,124	-20%	(28,520)	10,867	514,613	595,671	16%	81,058	55,269
EBITDA / Interest expense(3)	13.1	9.6				15.7	11.3

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

(1)	Includes the Special Tax on Production and Services (IEPS), which was Ps. 7,941 million in fourth quarter of 2004 and Ps. 2,197 million in the fourth quarter of 2005.

(2)	Excludes IEPS.

(3)	Excludes capitalized interest.

Note: Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly Ranking, December 2005.

PEMEX	Investor Relations

Operational highlights	• In 2005, natural gas production reached a historical high averaging 4,818 million cubic feet per day (MMcfd)

• The number of operating wells reached a historical high of 5,925. Likewise, the number of wells drilled reached a record level of 742

• With the implementation of the Safety, Health and Environmental Protection Program (SSPA, as abbreviated in Spanish), in 2005 the accident frequency rate decreased 29%, as compared to 2004

Operating items

Exploration and production

Crude oil production	During 2005 crude oil production averaged 3,333 thousand barrels per day (Mbd) 1% below the 3,383 Mbd average for the 2004. Light and extra-light crude oil production increased 2% and 7%, respectively. Nevertheless, heavy crude oil production decreased 3%.

Among the main factors that affected crude oil production during 2005 are:

•     Adverse weather conditions, in particular, hurricanes Emily, Katrina, Rita, Stan and Wilma, which caused decreases in production as a result of temporary shut-downs and inventory accumulations (56.3 Mbd)

• Infrastructure works at Ku-Maloob-Zaap (5.8 Mbd)

• The production increase of light and extra-light crude was due to the progress in the completion and workover of wells at the complexes Bellota-Jujo, Samaria-Luna and Litoral de Tabasco

The accumulation of inventories was a consequence of the interruption of crude oil shipments due to the damage sustained by some refineries in the United States of America, with which PEMEX has commercial agreements. It should be highlighted that the hurricanes did not cause any damage to the infrastructure of PEMEX.

Table 2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of liquid hydrocarbons

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2004	2005	Change		2004	2005	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,793	3,732	-2%	(61)	3,834	3,769	-2%	(65)
Crude oil	3,346	3,306	-1%	(39)	3,383	3,333	-1%	(50)
Heavy	2,429	2,323	-4%	(105)	2,458	2,387	-3%	(71)
Light	775	818	5%	42	790	802	2%	13
Extra-light	141	165	17%	24	135	144	7%	9
Natural gas liquids(1)	447	426	-5%	(21)	451	435	-3%	(15)

(1)	Includes condensates.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2005		2/65
www.pemex.com

PEMEX	Investor Relations

Natural gas production	In 2005, natural gas production increased 5%, as compared to 2004. Non-associated gas production increased 19%, while associated gas production decreased 2%. The annual growth resulted from the addition of new development wells and infrastructure works at the Burgos and Veracruz basins.

Gas flaring

In 2005, gas flaring represented 3.8% of total natural gas production. The increase with respect to the 2004 was due to:

•     Repairs on a 48 inch natural gas pipeline that runs from the Dos Bocas Marine Terminal to the compression facilities in Cunduacán

•     Maintenance works at the Akal-J4 platform in the Cantarell complex

Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of natural gas and gas flaring

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2004	2005	Change		2004	2005	Change
	(MMcfd)				(MMcfd)
Total	4,586	4,928	7%	342	4,573	4,818	5%	245
Associated	2,961	2,972	0.4%	11	3,010	2,954	-2%	(56)
Non-associated	1,625	1,956	20%	331	1,563	1,864	19%	301
Natural gas flaring	132	193	46%	60	153	182	19%	30
Gas flaring / total production	2.9%	3.9%			3.3%	3.8%

Note: Numbers may not total due to rounding.

Operating wells

During 2005, the number of operating wells reached a historical high of 5,925. Likewise, the number of wells drilled reached a record level of 742.

Total drilling activity increased by 15 wells; development wells increased by 44 while exploratory wells decreased by 29.

The increase in development wells was mainly due to:

•     Higher availability of drilling equipment in projects like Burgos and Veracruz

•     Greater drilling activity in projects like Jujo-Tecominoacan, Ku-Maloob-Zaap and El Golpe-Puerto Ceiba

The decrease in exploratory wells was mainly attributed to:

•     Completion and reclassification of exploratory well as development wells

•     Adjustments in the exploratory strategy

•     Fewer budgetary resources allocated to this activity

PEMEX financial results report as of December 31, 2005		3/65
www.pemex.com

PEMEX	Investor Relations

Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Drilling activity and inventory of wells

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2004	2005	Change		2004	2005	Change
	(Number of wells)				(Number of wells)
Wells drilled	184	181	-2%	(3)	727	742	2%	15
Development	157	159	1%	2	624	668	7%	44
Exploration	27	22	-19%	(5)	103	74	-28%	(29)
Total operating wells(1)					5,448	5,925	9%	477
Injection					231	254	10%	23
Production					5,217	5,671	9%	454
Crude					2,986	3,128	5%	142
Non-associated gas					2,231	2,543	14%	312

(1)	As of December 31, 2005.

Note: Numbers may not total due to rounding.

Seismic studies	In 2005, 2D seismic information was 3,678 km and 3D seismic information totaled 6,843 km2. The decrease in these activities was principally a result of the transition of the projects to the interpretation and analysis phases.

New approved locations	In 2005, new approved locations totaled 156. Like seismic information, the decrease was a result of the transition of the projects to the interpretation and analysis phases.

Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Seismic studies

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2004	2005	Change		2004	2005	Change
Seismic
2D (Km.)	4,140	352	-92%	(3,789)	11,688	3,678	-69%	(8,010)
3D (Km2)	2,658	183	-93%	(2,475)	26,379	6,843	-74%	(19,536)
New aproved locations (number)	139	79	-43%	(60)	238	156	-34%	(82)

Note: Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2005		4/65
www.pemex.com

PEMEX	Investor Relations

Discoveries	Our main discoveries in the fourth quarter of 2005 were:

Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Main discoveries

Project	4Q05	Geologic age	Initial production	Type
Campeche Oriente	Pit-1	Cretaceous	2.2 Mbd	Heavy crude
Campeche Oriente	Ichalkil-1	Cretaceous	1.8 Mbd	Light crude
Crudo Ligero Marino	Xanab-1	Cretaceous	4.3 Mbd	Light crude
Burgos	Niquel-1	Oligocene	3.8 MMcfd	Non-associated natural gas
Burgos	Antiguo-8	Paleocene	4.3 MMcfd	Non-associated natural gas
Burgos	Caravana-1	Paleocene	4.7 MMcfd	Non-associated natural gas
Veracruz	Huace-1	Miocene	5.3 MMcfd	Non-associated natural gas

Strategic Gas Program

The objective of the Strategic Gas Program (SGP) is to increase proved natural gas reserves and natural gas production.

The SGP contemplates exploration and production activities, where exploration is focused on high potential regions for their subsequent development and production includes activities aimed at optimizing the development of existing natural gas fields.

The SGP began operating in the middle of 2001, with an average production of 19 MMcfd of natural gas, and included 20 projects:

•      3 integral projects – exploration and development – (Veracruz Basin, Macuspana Basin and Crudo Ligero Marino)

•      10 exploratory projects

•      7 development projects

The SGP includes projects in three of the four operating regions of PEMEX (North Region, South Region, Southwest Marine Region and Northeast Marine Region).

In the North Region, the SGP has advanced substantially with the development of the Cocuite field and with exploratory discoveries such as Papán, Playuela, Vistoso Apertura, Arquimia, Lizamba and Madera, which are part of the Veracruz Basin project.

In the South Region, there have been important discoveries such as an additional block at the San Manuel project, and the Shishito, Saramako and Viche fields in the Macuspana Basin. In terms of development, through new investments, PEMEX seeks to overhaul production at the Narváez and Cafeto fields.

In the Southeast Marine Region, the program includes Crudo Ligero Marino and Ixtal-Manik projects. The former comprises the Sinán, May, Yum, Kab, Citam and Bolontiku fields. The later includes the Ixtal and Manik fields.

PEMEX financial results report as of December 31, 2005		5/65
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PEMEX	Investor Relations

During the 2001 – 2005 period, PEMEX completed the following activities:

•      Drilling and completion of 140 exploratory wells and 263 development wells

•      205 major workovers to development wells

•      The acquisition of 879 km and 27,857 km of 2D and 3D seismic information

•      The construction of 199 infrastructure works (pipelines and facilities)

In 2005, the SGP reached production of approximately 1,113 MMcfd of natural gas and is currently comprised of 18 projects:

•      3 integral projects – exploration and production –

•      12 exploratory projects

•      3 development projects

Over the long term, the SGP has engaged in the following activities:

•      Drilling and completion of 842 exploratory wells and 165 development wells

•      154 well workovers

•      The acquisition of 1,600 km and 6,559 km2 of 2D and 3D seismic information

•      The construction of development infrastructure

In 2008, the SGP is expected to reach natural gas production of around 2,000 MMcfd, and in 2015, peak production of 2,800 MMcfd.

During the period 2006 – 2019, total investment is estimated to be approximately US$27 billion.

Figure 1

Main projects of the Strategic Gas Program

PEMEX financial results report as of December 31, 2005		6/65
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PEMEX	Investor Relations

Cantarell project	Studies of the field forecast that 2006 production will be approximately 1,905 Mbd. This volume is 6% lower as compared to 2005. For 2007 and 2008, estimated production is 1,683 and 1,430 Mbd, respectively, if required investment amounts are attained.

Multiple Service Contracts

During the first quarter of 2005, PEMEX held public bids for three blocks under its Multiple Service Contracts scheme in the Burgos basin.

•      The Pirineo block was awarded for US$645 million

•      The Monclova block contract was not signed due to events beyond PEMEX’s control

•      No proposals were submitted for the Ricos block

PEMEX will examine the utility of holding future bidding processes for the blocks that were not awarded.

Nitrogen injection plant	During the first quarter of 2005, PEMEX commenced the construction of the nitrogen injection plant for the Antonio J. Bermúdez complex. The project is expected to be completed in 2007 and is designed to help increase hydrocarbon production in this complex.

Gas and basic petrochemicals

Gas processing and dry gas production

In 2005, sweet wet gas processing increased 18% due to the increase in non-associated natural gas production at the Burgos and Veracruz Basins and to the stable operation of the modular cryogenic plants 1 and 2 at the Burgos Gas Processing Center (GPC).

On-shore sour wet gas processing decreased 6% as a result of:

•      Lower supply of sour wet gas off-shore as a result of production shut-downs caused by high inventories

•      Higher volume of natural gas processed at the off-shore gas treatment facility within Akal-C, in the Cantarell complex. Natural gas processed off-shore is re-injected into the wells in order to improve production

Despite the reduction in supply of sour wet gas, dry gas production increased 1%; nonetheless, the production of natural gas liquids decreased 3%.

PEMEX financial results report as of December 31, 2005		7/65
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PEMEX	Investor Relations

Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Natural gas processed and dry gas production

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2004	2005	Change		2004	2005	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	3,968	3,862	-3%	(106)	3,963	3,879	-2%	(84)
Sour wet gas	3,297	3,124	-5%	(173)	3,349	3,153	-6%	(196)
Sweet wet gas	672	739	10%	67	614	726	18%	112
Production
Dry gas	3,193	3,183	-0.3%	(10)	3,144	3,147	0.1%	3
Natural gas liquids (Mbd)(1)	447	426	-5%	(21)	451	435	-3%	(15)

(1)	Includes condensates.

Note: Numbers may not total due to rounding.

Infra-structure works

In order to expand sweet wet gas processing capacity in Northern Mexico, two new modular cryogenic plants, plants 3 and 4, at the Burgos Gas Processing Center (GPC) are expected to start operating in the first nine months of 2006. The construction of the cryogenic plants 3 and 4 commenced in late 2004 and early 2005, respectively, and similar to the modular cryogenic plants 1 and 2, plants 3 and 4 will have a processing capacity of 200 MMcfd of sweet wet gas.

By the end of 2005, PEMEX obtained the necessary authorization to build a liquefied petroleum gas (LPG) pipeline, which will transport up to 30 Mbd of LPG from the Burgos GPC to the city of Monterrey.

Similarly, with the purpose of increasing efficiency in the distribution of dry gas and LPG, PEMEX began the process of updating and modernizing the SCADA (Supervisory, Control and Data Acquisition) System which is used for “real-time” monitoring of the operating conditions of the pipeline system.

During the first six months of 2006, PEMEX expects to begin the construction of the Emiliano Zapata Compression Station in the State of Veracruz. This compression station will help increase the transportation of dry gas from the South to Central and Northern Mexico.

In August 2005, the sulfur recovery plant at La Cangrejera Gas Processing Center (GPC) began operations. This plant has a nominal capacity of 10 tons per day and it is designed to recover 96% of the sulfur content of the acid gas stream coming from the sweetening section of the fractionation plant located in La Cangrejera GPC. As a result, maximum dioxide sulfur emissions will be 50kg per ton of sulfur processed. This figure is less than 50% of the maximum amount set by the Mexican Official Norm NOM-137-SEMARNAT-2003 and international standards.

PEMEX financial results report as of December 31, 2005		8/65
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PEMEX	Investor Relations

Refining

Crude oil processing

Total crude oil processing decreased 1% in 2005. Heavy currents processing declined 0.2% and light currents processing decreased 2%. The reduction in crude oil processing was mainly a consequence of:

•     An increase in pipeline maintenance works as compared to 2004 due to the implementation of the Safety, Health and Environmental Protection Program (SSPA)

•     Adverse weather conditions in the Gulf of Mexico

•     Supply disruptions in electric power

•     Refining maintenance works

Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Crude oil processing

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2004	2005	Change		2004	2005	Change
	(Mbd)				(Mbd)
Total processed	1,247	1,236	-1%	(12)	1,303	1,284	-1%	(19)
Heavy Currents	540	521	-3%	(18)	543	542	-0.2%	(1)
Light Currents	708	714	1%	7	760	743	-2%	(18)

Note: Numbers may not total due to rounding.

Capacity utilization	Primary distillation capacity utilization rate decreased 1%, from 84.6% in 2004 to 83.4% in 2005. This reduction was the result of less processing of heavy currents.

Refining production	As a result of the decrease in crude oil processing, in 2005, gasoline, fuel oil and diesel production decreased 3%, 5% and 2%, respectively, as compared to 2004. Other factors that resulted in lower fuel oil production are the stabilization of the coking process in the Madero and the Cadereyta refineries and higher asphalt output.

Table 9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Refining production

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2004	2005	Change		2004	2005	Change
	(Mbd)				(Mbd)
Total production	1,529	1,522	-0.5%	(8)	1,587	1,554	-2%	(33)
Gasolines	451	440	-3%	(11)	468	456	-3%	(12)
Fuel oil	354	343	-3%	(11)	368	351	-5%	(17)
Diesel	316	327	3%	11	325	318	-2%	(6)
Liquefied petroleum gas (LPG)	248	239	-4%	(9)	253	246	-3%	(7)
Jet Fuel	55	62	13%	7	62	63	2%	1
Other(1)	105	111	6%	6	112	120	8%	9

(1)	Includes mainly parafines, furtural extract and aeroflex

Note: Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2005		9/65
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PEMEX	Investor Relations

Variable refining margin increased 72%

The variable refining margin is an estimate of the operating income per barrel of crude oil processed. The operating income is calculated as total revenues minus the cost of:

•      Inputs

•      Natural gas and fuel oil used to operate the refineries

•      Electric power, water and catalysts (auxiliary services)

In 2005 the variable refining margin increased by 72% as compared to 2004, from US$4.27 per barrel to US$7.24 per barrel. This increase was primarily a result of higher prices of refined products.

Franchises	As of December 31, 2005, the number of franchised gas stations rose 7% to 7,172, from 6,732 as of December 31, 2004.

Petrochemicals

Production

In 2005, petrochemicals production decreased 1% as compared to 2004. The reduction was mainly due to lower production of methane derivatives originated by the high natural gas prices observed in 2005. Even so, low density polyethylene and ethylene production increased as a consequence of:

•      The expansion of the production lines in the low density polyethylene plant in La Cangrejera Petrochemical Center

•      Higher production of vinyl chloride in the Pajaritos Petrochemical Center

Propylene and derivatives production decreased due to unfavorable conditions in the acrylonitrile market, originated by high propylene prices.

PEMEX financial results report as of December 31, 2005		10/65
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PEMEX	Investor Relations

Table 10

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of petrochemicals

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2004	2005	Change		2004	2005	Change
	(Mt)				(Mt)
Total production	2,809	2,644	-6%	(165)	10,731	10,603	-1%	(128)
Methane derivatives
Ammonia	222	114	-48%	(108)	681	514	-25%	(168)
Methanol	38		—	—	165	81	-51%	(84)
Ethane derivatives
Ethylene	243	280	15%	37	1,007	1,085	8%	78
Ethylene oxide	82	62	-25%	(20)	299	321	7%	21
Low density polyethylene	67	83	24%	16	262	296	13%	34
High density polyethylene	46	45	-4%	(2)	181	169	-7%	(12)
Vinyl chloride		69	—	—	63	159	151%	96
Aromatics and derivatives
Toluene	62	62	0%	(0)	214	253	18%	38
Ethylbenzene	48	41	-15%	(7)	179	155	-13%	(24)
Benzene	44	34	-24%	(11)	136	160	18%	24
Propylene and derivatives
Acrylonitrile	18	10	-45%	(8)	72	63	-12%	(9)
Polypropylene	104	92	-12%	(12)	416	380	-9%	(37)
Others(1)	1,835	1,753	-4%	(82)	7,055	6,968	-1%	(87)

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, clorhidric acid, muriatic acid, hexane, heptanes and others.

Note: Numbers may not total due to rounding.

Fénix project

The new scope of the Fénix project includes the expansion of ethylene crackers at La Cangrejera and Morelos Petrochemical Centers from 600 to 875 Mt per year each. The expanded facilities will require natural gasolines, which will be supplied by PEMEX and were previously exported, due to the lack of processing capacity.

The intermediate petrochemicals products derived from the aforementioned expansions will be used as inputs for a polyethylene plant and a new aromatics production line that PEMEX expects to construct in alliance with national and international companies.

New petrochemical plant	In 2006, PEMEX expects to begin operations of a “swing” plant at the Morelos Petrochemical Center in Coatzacoalcos, Veracruz. The plant will have a production capacity of 300 Mt per year of either low density linear polyethylene or high density polyethylene. Total investment is expected to be Ps. 1.1 billion (US$0.1 billion).

Petro-chemicals merger	On September 15, 2005, the Ministry of Energy requested a six-month extension to carry out the merger of the seven subsidiaries of Pemex Petroquímica, in accordance with a resolution published in the Official Gazette of the Federation (Diario Oficial de la Federacíon) on September 15, 2004.

PEMEX financial results report as of December 31, 2005		11/65
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PEMEX	Investor Relations

International trade2

Crude oil exports

In 2005, PEMEX’s crude oil exports averaged 1,817 Mbd, 3% lower than the volume registered in 2004. Approximately 84% of total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

In 2005, 78% of the total crude oil exports were delivered to the United States of America, while the remaining 22% were distributed among Europe (11%), the rest of America (9%) and the Far East (2%).

The weighted average export price of the Mexican crude oil basket was US$42.69 per barrel, as compared to US$31.05 per barrel in 2004.

Exports of refined products and petrochemicals	In 2005, exports of refined products averaged 186 Mbd, 23% higher as compared to 2004. This was due to higher availability of long residue, jet fuel and naphtha. Petrochemicals exports decreased by 7%, or 63 Mt, totaling 853 Mt. This was attributable to higher inventories.

Table 11

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Exports(1)

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2004	2005	Change		2004	2005	Change
Crude oil exports (Mbd)(2)
Total	1,968	1,888	-4%	(81)	1,870	1,817	-3%	(53)
Heavy	1,676	1,508	-10%	(168)	1,622	1,520	-6%	(101)
Light	63	172	172%	108	27	81	196%	54
Extra-light	229	208	-9%	(21)	221	216	-3%	(6)
Average price (US$/b)	33.45	45.54	36%	12	31.05	42.69	37%	12
Refined products (Mbd)	136	192	41%	56	152	186	23%	34
Petrochemicals (Mt)	223	174	-22%	(48)	916	853	-7%	(63)

(1)	Source: PMI. Does not consider third party operations by PMI.

(2)	Excludes the volume of crude oil under processing agreements.

Note: Numbers may not total due to rounding.

Imports

In 2005, natural gas imports averaged 480 MMcfd, 37% lower than the average registered during 2004. The decrease was due to higher production and lower domestic demand.

Imports of refined products increased 26%, from 310 Mbd to 392 Mbd. The increase was primarily a result of higher gasoline and diesel imports originated by higher domestic demand.

Imports of petrochemicals imports increased 92%, as compared to 2004, to 397 Mt.

[2]	Source: PMI.

PEMEX financial results report as of December 31, 2005		12/65
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PEMEX	Investor Relations

Table 12

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Imports(1)

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2004	2005	Change		2004	2005	Change
Natural gas (MMcfd)	801	284	-65%	(517)	766	480	-37%	(285)
Refined products (Mbd)(2)	392	450	15%	58	310	392	26%	81
Petrochemicals (Mt)	70	159	127%	89	207	397	92%	191

(1)	Source: PMI except natural gas imports. Does not consider third party operations by PMI.

(2)	Includes the volume of imported products under processing agreements. Also, 111 Mbd and 103 Mbd of LPG for the fourth quarter of 2004 and 2005, respectively; and 84 Mbd and 73 Mbd of LPG for the January - December period of 2004 and 2005, respectively.

Note: Numbers may not total due to rounding.

Industrial Safety

SSPA

In May 2005, PEMEX began the implementation of the Safety, Health and Environmental Protection Program (SSPA). Through this Program several actions were identified and put into practice to limit the quantity and severity of personal and industrial incidents in PEMEX.

The implementation of the SSPA is expected to last three years. PEMEX plans to achieve zero incidents, injuries, emissions of pollutants and illnesses for all of its work centers.

The SSPA includes the 12 international best preventive and corrective safety practices, as well as the revision of and adherence to:

•     Root-cause analysis

•     Process safety management, with strong emphasis on mechanical integrity

•     Environment protection

•     Occupational health

•     Operational discipline

•     Effective audits

•     Emergency response plans

•     Tests of protection and risk analysis systems

Lower accident frequency rate

During 2005, PEMEX’s accident frequency rate decreased as a result of the implementation of the SSPA. The frequency rate decreased by 29% as compared to 2004, from 1.50 to 1.06 per million man hours worked with exposure to risk.

Some of the measures that have helped diminish the accident frequency rate were the 53 immediate assessment trips to PEMEX’s critical facilities.

PEMEX financial results report as of December 31, 2005		13/65
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PEMEX	Investor Relations

Financial results as of December 31, 2005

Total sales

IEPS

In 2005, Petróleos Mexicanos and its subsidiary entities paid taxes and duties equivalent to 60.8% of total sales[3], plus an excess gains duty applicable to crude oil exports. This fiscal regime included the special tax on production and services (IEPS) that applies to gasoline and automotive diesel.

The IEPS is paid by the end consumer of gasoline and automotive diesel and PEMEX is an intermediary between the Ministry of Finance (SHCP) and the end consumer:

•     The Ministry of Finance determines the retail prices of gasoline and diesel based on the expected level of inflation

•     PEMEX’s producer price of gasoline and diesel is referenced to international benchmarks plus logistics

The difference between the retail price and producer price is:

•     IEPS

•     Transportation cost to the service station

•     Value Added Tax (VAT)

•     Service Margin

With the exception of the IEPS, the VAT, the service margin and the transportation costs are pre-established percentages. Therefore, when the crude oil price and the producer price of gasoline and diesel is high, the IEPS decreases and vice versa.

During 2005, PEMEX could not incorporate the increase of the producer price of gasoline and diesel in their respective retail prices. PEMEX’s total sales would have been Ps. 24.2 billion higher if these changes would have been incorporated.

The aforementioned will not take place in 2006 following a recent modification to Mexico’s Income Law, starting January 1, 2006, which establishes that when the producer price of gasoline and diesel is higher than the domestic retail price, the amount corresponding to the IEPS will be credited against the other taxes and duties paid by PEMEX.

Subsidies	PEMEX subsidizes marine and agricultural diesel as well as gasoline used in fishing activities, natural gas and liquefied petroleum gas (LPG)

[3]	PEMEX’s subsidiary companies that are located in México pay corporate income tax on the same basis as private sector companies in México.

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PEMEX	Investor Relations

Table 13

Impact on sales for not reflecting the cost increase registered in 2005

	Domestic sales	Imports	Retail price(1),(3)	Producer price	Opportunity cost	Accounting loss
	(Mbd)	(Mbd)	(Ps. per liter)	(Ps. per liter)	(Ps. mm)	(Ps. mm)
Gasoline(2)	671.3	163.9	4.83	5.09	(10,341)	(2,525)
Diesel	320.1	21.4	4.32	5.06	(13,841)	(925)
LPG	313.6	72.9	2.71	2.97	(4,674)	(1,086)

	(MMcfd)	(MMcfd)	(US$ per MMBtu)	(US$ per MMBtu)	(Ps. mm)	(Ps. mm)
Natural gas	2,632.4	480.4	7.62	8.05	(4,501)	(821)
Total					(33,357)	(5,358)

(1)	For gasoline and diesel, PEMEX retail price does not include IEPS, value added tax (VAT), service margin and transportation to the service station.

(2)	As an estimate, 50% of total imports are Pemex Magna gasoline, 47% Pemex Premium gasoline and the remaining 3% components used in the elaboration of gasoline.

(3)	For natural gas, the reference price in Reynosa, Tamaulipas.

Total sales	In 2005, total sales including IEPS increased by 16% in constant pesos, from Ps. 799.4 billion in 2004 to Ps. 928.6 billion (US$86.2 billion).

Domestic sales

In 2005, domestic sales, including IEPS, increased 9%, from Ps. 464.0 billion to Ps. 505.1 billion (US$46.9 billion). Domestic sales, net of IEPS, increased 19%, from Ps. 407.4 billion to Ps. 484.9 billion (US$45.0 billion).

If PEMEX had incorporated the increase in the producer price of gasoline and diesel, its domestic sales, net of IEPS, would have increased 25%, or Ps. 101.6 billion. This percent change would have been comparable to that observed on cost of sales, which was 25%.

•     Natural gas sales increased 10% to Ps. 81.1 billion (US$7.5 billion) from Ps. 73.5 billion. Natural gas sales volume decreased 4% to 2,632 MMcfd from 2,756 MMcfd. The average sales price of natural gas in 2005 was US$7.62 per million British Thermal Units (MMBtu) as compared to US$6.60 per MMBtu in 2004

•     Sales of refined products, net of IEPS, grew 21% to Ps. 382.0 billion (US$35.4 billion) from Ps. 314.9 billion. Refined products sales volume increased 3% to 1,772 Mbd, from 1,719 Mbd. The IEPS generated by these sales decreased 64% to Ps. 20.2 billion (US$1.9 billion) from Ps. 56.5 billion. Sales of refined products, including IEPS, increased 8% to Ps. 402.2 billion (US$37.3 billion) from Ps. 371.4 billion

•     Petrochemical sales increased 14% to Ps. 21.8 billion (US$2.0 billion) from Ps. 19.1 billion. Petrochemicals sales volume increased 6% to 3,749 Mt from 3,531 Mt

PEMEX financial results report as of December 31, 2005		15/65
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Table 14

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Domestic sales

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Domestic sales including IEPS	124,155	136,720	10%	12,565	12,685	463,977	505,109	9%	41,132	46,866
Domestic sales without IEPS	116,214	134,523	16%	18,309	12,482	407,449	484,895	19%	77,446	44,991
Natural gas	20,521	23,585	15%	3,064	2,188	73,495	81,082	10%	7,587	7,523
Refined products including IEPS	97,854	107,249	10%	9,395	9,951	371,425	402,208	8%	30,784	37,319
Refined products	89,913	105,052	17%	15,138	9,747	314,897	381,994	21%	67,097	35,443
IEPS	7,941	2,197	-72%	(5,743)	204	56,528	20,214	-64%	(36,314)	1,876
Gasoline	43,739	52,503	20%	8,764	4,871	153,562	188,136	23%	34,574	17,456
Diesel	19,873	21,114	6%	1,241	1,959	65,105	80,226	23%	15,121	7,444
LPG	12,455	13,835	11%	1,381	1,284	44,749	49,386	10%	4,636	4,582
Other	13,846	17,599	27%	3,753	1,633	51,481	64,247	25%	12,766	5,961
Petrochemical products	5,781	5,887	2%	106	546	19,057	21,819	14%	2,762	2,024

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005. Note: Numbers may not total due to rounding.

Table 15

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Volume of domestic sales(1)

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2004	2005	Change		2004	2005	Change
Natural gas (MMcfd)	2,760	2,506	-9%	(254)	2,756	2,632	-4%	(124)
Refined products (Mbd)	1,754	1,794	2%	41	1,719	1,772	3%	53
Gasoline	663	699	5%	36	636	671	6%	35
Diesel	315	331	5%	16	303	320	6%	17
LPG	341	330	-3%	(11)	328	314	-4%	(14)
Other	434	434	-0.1%	(0.3)	452	467	3%	14
Petrochemicals (Mt)	921	920	-0.03%	(0.3)	3,531	3,749	6%	218

Note: Numbers may not total due to rounding.

Natural gas prices

In 2005, the average sales price of natural gas was US$7.62 per MMBtu, while in 2004 the average price was US$6.60 MMBtu.

In accordance with a Presidential Decree of September 12, 2005, the price to industrial consumers and distributors was equivalent to the price in Reynosa, Tamaulipas in August 2005 (US$7.253 per MMBtu) plus 21% of the difference between the current Reynosa price and 7.253; 21% was the percentage of natural gas imported. Almost half of the domestic natural gas sales volume were destined to industrial consumers and distributors.

During the fourth quarter of 2005, the established price was 77% of the actual market price (US$10.17 per MMBtu).

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Exports

In 2005, export sales totaled Ps. 423.5 billion (US$39.3 billion), 26% higher than the Ps. 335.4 billion registered in 2004. The distribution of export sales in 2005, as compared to 2004, was as follows:

•      Crude oil and condensates export sales increased 24% to Ps. 378.9 billion (US$35.2 billion) from Ps. 305.0 billion. Crude oil exports volume fell 3% to 1,817 Mbd from 1,870Mbd

•      Refined products export sales rose 47% to Ps. 40.8 billion (US$3.8 billion) from Ps. 27.7 billion. Refined products exports volume grew 23% to 186 Mbd from 152 Mbd

•      Petrochemical products export sales increased 41% to Ps. 3.8 billion (US$0.4 billion) from Ps. 2.7 billion. Petrochemical products exports volume decreased 7% to 853 Mt from 916 Mt

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Table 16

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Exports

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total exports	91,495	118,867	30%	27,373	11,029	335,392	423,534	26%	88,142	39,297
Crude oil and condensates	84,144	106,061	26%	21,917	9,841	305,007	378,906	24%	73,899	35,156
Refined products	6,659	12,035	81%	5,376	1,117	27,680	40,810	47%	13,130	3,787
Petrochemical products	692	771	11%	79	72	2,705	3,818	41%	1,114	354

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

Note: Numbers may not total due to rounding.

Costs and operating expenses

Costs and operating expenses

In 2005, costs and operating expenses increased 31%, or Ps. 100.9 billion, as compared to 2004, reaching Ps. 429.9 billion (US$39.9 billion). The increase was mainly due to:

•     A 43% increase, or Ps. 50.2 billion, in imports of products

•     A 22% increase, or Ps. 16.9 billion, in operating expenses

•     A 22% increase, or Ps. 9.5 billion, in depreciation and amortization

•     A 94% increase, or Ps. 7.7 billion, in exploration and non-successful drilling expenses

•     A 14% increase, or Ps. 6.5 billion, in the cost of the reserve for retirement payments, pensions and indemnities

•     A 5% decrease, or Ps. 1.7 billion, in upkeep and maintenance, mainly in operational maintenance

•     A 10% decrease, or Ps 0.6 billion, in the variation of inventories

PEMEX financial results report as of December 31, 2005		18/65
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Cost of sales

Cost of sales increased 32%, or Ps. 88.3 billion, to Ps. 361.2 billion (US$33.5 billion). The increase was the result of the following:

•      A 51% increase, or Ps. 60.1 billion, in imports of products

•      A 30% increase, or Ps. 9.6 billion, in depreciation and amortization

•      A 23% increase, or Ps. 9.4 billion, in operating expenses

•      A 94% increase, or Ps. 7.7 billion, in exploration and non-successful drilling expenses

•      A 10% increase, or Ps. 2.6 billion, in the cost of the reserve for retirement payments, pensions and indemnities

•      A 5% increase, or Ps. 0.6 billion in expenses of crude oil under processing agreements

•      A 6% decrease, or Ps. 2.1 billion, in upkeep and maintenance, mainly in operational maintenance

•      A 10% decrease, or Ps 0.6 billion, in the variation of inventories

Distribution expenses	In 2005, transportation expenses increased 21%, from Ps. 18.2 billion to Ps. 21.9 billion (US$2.0 billion). The increase was mainly due to a 20% growth, or Ps. 2.3 billion, in shipping expenses.

Administrative expenses

Administrative expenses increased 23%, from Ps. 37.9 billion to Ps. 46.8 billion (US$4.3 billion). This was primarily attributable to:

•      An increase of Ps. 5.3 billion due to operational expenses

•      An increase of Ps. 3.4 billion due to the natural growth of the cost of the reserve for retirement payments, pensions and indemnities, mainly due to the incorporation of medical services

PEMEX financial results report as of December 31, 2005		19/65
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Cost of the reserve for retirement payments

In 2005, the cost of the reserve for retirement payments, pensions and indemnities increased 14%, from Ps. 46.0 billion to Ps. 52.5 billion (US$4.9 billion). This increase is explained by:

•     An increase of Ps. 7.2 billion (US$0.7 billion) due to the changes in labor conditions[4]

•     An increase of Ps. 3.2 billion (US$0.3 billion) due to actuarial effects (variation of items pending to be amortized according to actuarial calculations)

•     An increase of Ps. 2.8 billion (US$0.3 billion) generated by the difference between the realized negotiation of salaries and benefits and the expected one

•     An increase of Ps. 2.7 billion (US$0.3 billion) derived by changes in actuarial hypothesis

•     An increase of Ps. 1.1 billion (US$0.1 billion) due to the Voluntary Retirement Program

•     An increase of Ps. 0.9 billion (US$0.1 billion) due to one more year of payroll seniority

•     A decrease of Ps. 8.7 billion (US$0.8 billion) due to the initial effect, recognized in 2004, of medical services provided to employees

•     A decrease of Ps. 1.5 billion (US$0.1 billion) due to the initial effect, recognized in 2005, of the reserve for anticipated termination of labor relations

•     A decrease of Ps. 1.2 billion (US$0.1 billion) due to the termination of labor relations

Operating income

6% increase

In 2005, operating income totaled Ps. 498.8 billion (US$46.3 billion), 6% higher than the amount registered in 2004 of Ps. 470.4 billion.

Excluding IEPS, operating income increased 16%, or Ps. 64.7 billion, to Ps. 478.5 billion (US$44.4 billion) from Ps. 413.8 billion.

[4]	Labor conditions refer to commitments derived from salary revisions, concessions for early retirements and voluntary retirement programs

PEMEX financial results report as of December 31, 2005		20/65
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Comprehensive financing cost

Reduction of comprehensive financing cost

In 2005, the comprehensive financing cost decreased Ps. 2.8 billion, from a cost of Ps. 7.3 billion to Ps. 4.5 billion (US$0.4 billion). This reduction was caused by:

•     An increase of Ps. 14.5 billion in net interest expense

•     An increase of Ps. 21.2 billion in the net foreign exchange gain

•     A decrease of Ps. 3.9 billion in the monetary gain

Net interest expense

Net interest expense -excluding capitalized interest- increased 61%, from Ps. 23.9 billion to Ps. 38.4 billion (US$3.6 billion).

Interest expense increased Ps. 20.1 billion, while interest income increased Ps. 5.6 billion.

Since July 1, 2005, interest expense of Pemex Finance, Ltd. is consolidated in the financial statements of Petróleos Mexicanos.

Foreign exchange gain

In 2005, net foreign exchange gain totaled Ps. 17.6 billion (US$1.6 billion) as compared to a net foreign exchange loss of Ps. 3.6 billion in 2004.

This increase was primarily a consequence of the appreciation of the Mexican peso against the US dollar by 4.32% in 2005, as compared to a depreciation of 0.26% in 2004.

Monetary gain

The monetary gain was Ps. 16.3 billion (US$1.5 billion), representing a Ps. 3.9 billion decrease from the monetary gain of 2004.

The decrease in the monetary gain was due to a decrease in inflation from 5.19% in 2004 to 3.33% in 2005.

Table 17

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Comprehensive financing cost

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Comprehensive financing cost	(1,809)	689		2,499	64	7,283	4,479		(2,804)	416
Interest income	(195)	230		425	21	(8,929)	(14,491)		(5,562)	(1,345)
Interest expense	11,136	12,158	9%	1,022	1,128	32,823	52,931	61%	20,107	4,911
Foreign exchange loss (gain)	(5,126)	(1,315)		3,811	(122)	3,586	(17,628)		(21,214)	(1,636)
Monetary loss (gain)	(7,625)	(10,384)		(2,759)	(963)	(20,198)	(16,333)		3,865	(1,515)

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

Note: Numbers may not total due to rounding.

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Other revenues

Other net revenues	Other net revenues increased from Ps. 11.5 billion in 2004 to Ps. 11.8 billion (US$1.1 billion) in 2005. The increase was mainly due to higher revenues generated by natural gas hedging positions.

Income before taxes and duties

Income before taxes

Income before taxes and duties was Ps. 506.1 billion (US$47.0 billion), compared to Ps. 474.6 billion in 2004. The 7% increase was principally the result of:

•      An increase of Ps. 28.4 billion in operating income

•      An increase of Ps. 0.3 billion in other net revenues

•      A decrease of Ps. 2.8 billion in the comprehensive financing cost

Taxes and duties

18% increase	Taxes and duties increased 18%, from Ps. 490.1 billion in 2004 to Ps. 580.6 billion (US$53.9 billion) in 2005.

IEPS	In 2005, the IEPS tax was Ps. 20.2 billion (US$1.9 billion), Ps. 36.3 billion lower than the IEPS registered in 2004.

PEMEX financial results report as of December 31, 2005		22/65
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Excess gains duty

In 2005, the excess gains duty replaced the prior duty for exploration, gas, refining and petrochemicals infrastructure (duty for infrastructure or AOI). The excess gains duty was equal to 39.2% of the revenues from crude oil export sales in excess of the threshold price set by the Mexican Government of US$23.0 per barrel. For 2005, the proceeds of this duty paid in excess of US$27.0 per barrel were allocated as follows:

•     50% to the investment in infrastructure in exploration, production, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities undertake

•     50% to programs and investment projects in infrastructure of the Federal States of the Mexican Republic

In 2005 the excess gains duty paid by PEMEX totaled Ps. 56.4 billion (US$5.2 billion) while in 2004, the duty for infrastructure totaled Ps. 35.6 billion.

The reimbursement of the excess gains duty in 2005 was Ps. 22.0 billion (US$2.0 billion). The reimbursements corresponding to the first six months of 2005 were used for investments in 2005, whereas the resources collected during the third and fourth quarters will be used in 2006. In addition, in accordance with the 2005 Federal Budget, in 2005 PEMEX received a reimbursement of Ps. 22.6 billion[5].

Table 18

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Taxes and duties

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	132,642	160,673	21%	28,031	14,908	490,142	580,629	18%	90,487	53,873
Hydrocarbon extraction duties and other	112,741	141,784	26%	29,043	13,155	398,023	504,036	27%	106,013	46,767
Special Tax on Production and Services (IEPS)	7,941	2,197	-72%	(5,743)	204	56,528	20,214	-64%	(36,314)	1,876
Excess gains duty(1)	11,960	16,692	40%	4,732	1,549	35,591	56,379	58%	20,788	5,231

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

(1)	For 2004, amount represents the duty for infrastructure.

Note: Numbers may not total due to rounding.

[5]	Artículo 21 inciso “J” (Capítulo I “Disposiciones Generales”, Título II del Ejercicio por Resultados del Gasto Público en la Disciplina Presupuestaria, del Presupuesto de Egresos de la Federación 2005.

PEMEX financial results report as of December 31, 2005		23/65
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Net income

Net loss

PEMEX registered a net loss of Ps. 76.3 billion (US$7.1 billion), compared to a net loss of Ps. 26.3 billion in 2004. The Ps. 49.9 billion increase in the net loss is explained by:

•     An increase of Ps. 28.4 billion in operating income. Excluding the costs of subsidies and the negative IEPS, the increase in operating income would have been Ps. 61.8 billion

•     A decrease of Ps. 2.8 billion in the comprehensive financing cost, mainly due to an increase in the foreign exchange gain of Ps. 21.2 billion

•     An increase of Ps. 0.3 billion in other net revenues

•     An increase of Ps. 90.5 billion in taxes and duties

•     An increase of Ps. 9.1 billion in the initial accumulated effect due to the adoption of new accounting principles

EBITDA

EBITDA	In 2005 EBITDA increased 16%, from Ps. 514.6 billion to Ps. 595.7 billion (US$55.3 billion). EBITDA is reconciled to net loss as shown in the following table:

Table 18

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies EBITDA reconciliation

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Net income (loss)	(185)	(73,350)		(73,166)	(6,806)	(26,345)	(76,282)		(49,937)	(7,078)
+ Taxes and duties	132,642	160,673	21%	28,031	14,908	490,142	580,629	18%	90,487	53,873
- Special Tax on Production and Services (IEPS)	7,941	2,197	-72%	(5,743)	204	56,528	20,214	-64%	(36,314)	1,876
+ Comprehensive financing cost	(1,809)	689		2,499	64	7,283	4,479	-38%	(2,804)	416
+ Depreciation and amortization	10,345	15,185	47%	4,841	1,409	43,249	52,759	22%	9,510	4,895
+ Cost of the reserve for retirement payments	12,593	9,871	-22%	(2,722)	916	45,994	52,534	14%	6,540	4,874
- Initial cummulative effect due to the adoption of new accounting standards	0.1	(6,253)		(6,254)	(580.2)	(10,818)	(1,765)		9,053	(164)
EBITDA	145,645	117,124	-20%	(28,520)	10,867	514,613	595,671	16%	81,058	55,269

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2005		24/65
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Total assets

Total assets

As of December 31, 2005, total assets were Ps. 1,042.6 billion (US$96.7 billion), representing an increase of 6%, or Ps. 63.5 billion, as compared to total assets as of December 31, 2004. The changes in the components of total assets were as follows:

•      Cash and cash equivalents increased by 38%, or Ps. 33.1 billion

•      Accounts receivable decreased 7%, or Ps. 9.2 billion

•      The value of inventories increased 37%, or Ps. 13.6 billion, as a result of higher hydrocarbon prices

•      Financial derivative instruments increased Ps. 3.5 billion

•      Properties and equipment increased 5%, or Ps. 28.9 billion, reflecting new investments

•      Other assets decreased 6%, or Ps. 6.4 billion, mainly as a result of the application of the new Bulletin D-3 “Labor Obligations”, which separates pensions from benefits and no longer requires a minimal reserve for benefits in the reserve for retirement payments, pensions and seniority premiums

Total liabilities

Liabilities increased 13%

Total liabilities increased by 13% to Ps. 1,069.4 billion (US$99.2 billion)

•      Short-term liabilities increased 13%, or Ps. 19.3 billion, to Ps. 164.5 billion (US$15.3 billion), primarily as a result of the increase in taxes payable, financial derivative instruments and suppliers

•      Long-term liabilities increased by 13%, or Ps. 105.5 billion, to Ps. 904.9 billion (US$84.0 billion), due to the increase of the reserve for retirement payments, pensions and seniority premiums

PEMEX financial results report as of December 31, 2005		25/65
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Reserve for retirement payments, pensions and seniority premiums

Evolution of the Pension Liability	Through its contractual obligations, PEMEX has established benefits for retirement in addition to those required by law for its employees. Such benefits are summarized in the next table:

Benefits for Retirement	Requirements	Amount
1) Pension
80% of the ordinary salary
1st Option	55 years old and 25 years of service	After 25 years of service, each additional year the pension will increase 4% up to a 100% maximum

2nd Option	55 years old and 30 years of service	100% of the ordinary salary

3rd Option	35 years of service, no age requirement

2) Seniority premium	55 years old and 25 years of service or 35 years of service and no age requirement	20 days of ordinary salary per year of service
3) Additional benefits: Gas, gasoline, basket of basic goods and medical service		A 100% of the agreed benefit

Valuation and Recognition of the Pension Liability	Since 1993, PEMEX has developed the actuarial valuations of its contingent liabilities related to labor obligations in compliance with Bulletin D-3.

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Labor Conditions	Labor conditions represent the effect on the liability of revisions to the contractual arrangements with employees, concessions of early retirement and incentive programs for voluntary retirement.

Actuarial Effects	Actuarial effects show the impact on the liability of changes on the biometric and financial hypotheses, in addition to the implementation of the accounting Bulletin D-3.

Natural Growth	Natural growth represents the recognition of the reduction in the remaining funding period of such liability, due to the increase in age and years of service of employees, the addition of temporary workers as permanent employees incorporating an initial recognition of their years of temporary service and the growth in the employee base.

Bulletin D-3

Bulletin D-3, effective as of January of 2004, incorporated the rules to estimate, present and recognize additional Post Retirement Benefits, such as the Health Service for retirees and pensioners and their families, as well as the reduction and/or anticipated extinction of these benefits. In addition, the employee benefits were divided in two groups: Retirement Benefits and Post Retirement benefits.

In 2005, the remuneration at the end of the labor relationship, before the workers reach the age of retirement for the Retirement Plan was incorporated.

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Retirement Benefits	Post Retirement Benefits
Seniority Premium	Basket of basic goods

Seniority Premium, Yearly Bonus and Post Mortem Pension	Reimbursements of Company Products (Gas and Gasoline)

Remunerations at the end of Labor Relation: Indemnification and Seniority Premium by Dismissal (Since 2005)	Health service (Since 2004)

Impact of the Pension Liability on the Equity

In order to reduce the impact, in the equity, of the growth in the pension liabilities, the Bulletin establishes the development of an Intangible Asset, which cannot compensate the outstanding balance of the pension liabilities. Such account is limited to the outstanding balance of the benefits to be amortized.

Until 2003, the growth of the pension liabilities had not been required to disclose impacts on the equity account of PEMEX.

As of 2004, the amount of Intangible Asset to be disclosed is limited solely to the outstanding balance of the Retirement Benefits to be amortized. This change reduces the possibility of mitigating the impact on the equity, as it is no longer possible to include the amortizable balances of the Post Retirement Benefits, through the Intangible Asset mechanism.

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Increase of the reserve for retirement payments, pensions and seniority premiums

The reserve for retirement payments, pensions and seniority premiums increased 19%, to Ps. 375.7 billion (US$34.9 billion) from Ps. 315.4 billion. The Ps. 60.2 billion (US$5.6 billion) increase resulted from:

•     An increase of Ps. 29.8 billion (US$2.8 billion) due to the changes in labor conditions[6]

•     An increase of Ps. 13.0 billion (US$1.2 billion) due to actuarial effects (variation of items pending to be amortized according to actuarial calculations)

•     An increase of Ps. 11.8 billion (US$1.1 billion) generated by the difference between the realized negotiation of salaries and benefits and the expected one

•     An increase of Ps. 11.1 billion (US$1.0 billion) derived by changes in actuarial hypothesis

•     An increase of Ps. 4.6 billion (US$0.4 billion) due to the Voluntary Retirement Program

•     An increase of Ps. 3.9 billion (US$0.4 billion) due to one more year of payroll seniority

•     An increase of Ps. 1.2 billion (US$0.1 billion) generated by a decrease in the pension fund

•     A decrease of Ps. 8.7 billion (US$0.8 billion) due to the initial effect, recognized in 2004, of medical services provided to employees

•     A decrease of Ps. 5.0 billion (US$0.5 billion) due to the termination of labor relations

•     A decrease of Ps. 1.5 billion (US$0.1 billion) due to the initial effect, recognized in 2005, of the reserve for anticipated termination of labor relations

[6]	Labor conditions refer to commitments derived from salary revisions, concessions for early retirements and voluntary retirement programs

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Equity

Decrease in equity

Equity decreased Ps. 61.3 billion, from Ps. 34.5 billion to Ps. -26.9 billion (US$-2.5 billion). The change in equity was due to:

•     An increase of Ps. 86.9 billion in accumulated net losses resulting, primarily, from the payment of taxes and duties

•     An increase of Ps. 20.1 billion in the negative effect generated by the reserve for retirement payments, pensions and seniority premiums, due to changes in the accounting methodology in accordance with Bulletin D-3 “Labor Obligations”

•     A decrease of Ps. 6.6 billion due to the application of the Bulletin C-10 “Derivative Financial Instruments and Hedge Operations”

•     An increase of Ps. 44.6 billion due to capitalized proceeds derived from the reimbursement of the Excess Gains Duty and the Artículo 21 inciso “J” [7]

•     An increase of Ps. 7.6 billion due to the restatement of equity

No legal implications

Under Mexican Law, there are no legal consequences for decentralized public entities of the Federal Government with negative equity. As a result, there are no legal concerns regarding PEMEX´s current financial obligations nor on its capability to generate cash.

Current financing agreements do not include financial covenants, or events of default that could be triggered as a result of negative equity. It is important to note that PEMEX had reported negative equity in its US GAAP reconciliation for its year 2000, 20-F form. With the application of the Mexican accounting Bulletin B-10, which incorporates the effects of inflation on financial information, from 2001 to 2002 the reconciliation of PEMEX’s equity to US GAAP was positive, nevertheless, in 2003 it was negative again.

Results by segment

Operating income	In 2005, the operating income of exploration and production increased Ps. 99.5 billion as compared to 2004. The operating losses in refining and petrochemicals increased Ps. 31.7 and Ps. 0.9 billion, respectively. The operating income of gas and basic petrochemicals decreased Ps. 3.9 billion.

[7]	Artículo 21 inciso “J” , Capítulo I “Disposiciones Generales”, Título II del Ejercicio por Resultados del Gasto Público en la Disciplina Presupuestaria, del Presupuesto de Egresos de la Federación 2005.

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Changes in financial position

Funds provided by operating activities	In 2005, funds provided by operating activities totaled Ps. 50.0 billion (US$4.6 billion). The increase of Ps. 26.5 billion is primarily due to favorable variations in accounts receivable, suppliers and other liabilities, generating an increase of Ps. 51.2 billion in working capital.

Funds provided by financing activities	Funds provided by financing activities totaled Ps. 71.3 billion (US$6.6 billion). The increase was mainly due to long-term financing activities and capitalized proceeds.

Funds used in investing activities

Funds used in investing activities totaled Ps. 88.2 billion (US$8.2 billion) as a result of an increase in fixed assets.

Taking into account PIDIREGAS operational maintenance (non capitalized) as well as exploration and non-successful drilling expenses, funds used in investing activities totaled Ps. 128.8 billion (US$12 billion).

Change in functional currency

Functional currency of the Master Trust	As of November 1, 2005, the Pemex Project Funding Master Trust changed its functional currency for financial reporting under Mexican Generally Accepted Accounting Principles (Mexican GAAP) from US dollars to Mexican pesos, due to a recommendation by its external auditor. As of December 31, 2005, the estimated impact of this change totaled US$105 million and was registered in the comprehensive financing cost.

Amendment of Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC)

20-F amendment	The United States Securities and Exchange Commission (SEC) periodically makes detailed comments to annual reports filed by companies with the United States and foreign private issuers. In 2005, the SEC commented on PEMEX’s 20-F as of December 31, 2004. As a result of the SEC comments, PEMEX filed two amendments that, among other things, corrected the company’s condensed consolidating financial statements contained in the notes to its consolidated financial statements, including columns for: (i) Petróleos Mexicanos (Corporate), (ii) Subsidiary Entities that guarantee PEMEX’s debt (Pemex Exploración y Producción, Pemex Gas y Petroquímica Básica and Pemex Refinación) and (iii) Pemex Petroquímica.

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Financing activities

Capital expenditure (CAPEX)

2005 CAPEX

Capital expenditures for 2005 totaled US$10.8 billion, based on an exchange rate of Ps. 11.6451 per US dollar. The allocation was as follows:

•     Exploration and Production 89%

•     Refining 7%

•     Gas and basic petrochemicals 2.5%

•     Petrochemicals 1.2%

•     Others 0.3%

83% of 2005 capital expenditures, i.e. US$9.0 billion, were in the form of PIDIREGAS.

2006 CAPEX projected allocation

In 2006, projected capital expenditure is US$13.1 billion[8], based on an exchange rate of Ps. 11.4 per dollar, and is expected to be allocated as follows:

•     Exploration and Production 79%

•     Refining 14%

•     Gas and basic petrochemicals 4%

•     Petrochemicals 2%

•     Others 1%

Nearly 84% of 2006 projected capital expenditures, i.e. US$11.0 billion, will be in the form of PIDIREGAS.

[8]	Subject to approval by the Ministry of Finance

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Financing needs

Funds raised in 2005

During 2005, US$10.1 billion were raised as follows:

•      US$2.6 billion in foreign capital markets offerings

•      US$3.8 billion in debt securities placed in the Mexican capital market

•      US$2.1 billion in bank loans

•      US$1.6 billion from export credit agencies (ECA’s)

The funds raised in 2005 exceeded the original 2005 financing program by US$1.6 billion.

Approximately 62% of this amount was raised in the international markets, and the remainder was raised in the Mexican market.

2006 financing program

Use of cash flow from operations

For 2006, CAPEX and amortizations are expected to be approximately US$16.9 billion. PEMEX plans to finance the majority of its CAPEX and amortizations with cash flow from operations. In addition to cash flow from operations, PEMEX expects to obtain between US$1.0 and US$2.0 billion from external financing.

The use of cash flow from operations to finance 2006 CAPEX and amortizations depends on:

•      Sufficient cash flow generation

•      Authorization to accomplish a US$13.1 billion CAPEX program

•      Authorization of a scheme to allow the utilization of resources from Petróleos Mexicanos to finance Pidiregas Projects

Depending on market conditions, PEMEX may enter into other types of operations in the international capital markets in order to refinance its debt.

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Figure 3

Financing Activities

MMMUS$

(1)	Includes PIDIREGAS and Non-PIDIREGAS CAPEX

(2)	Includes minimum guaranteed dividends

Note: The exchange rate used was Ps. 11.40 per dollar

Capital markets

Master Trust

During 2005, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings:

•     On February 24, 2005, it issued €1,000 million of notes with a 5.5% coupon due 2025

•     On June 8, 2005, it issued US$1,500 million of notes divided in two tranches:

•     US$1,000 million with a 5.75% coupon due in 2015

•     US$500 million with a 6.625% coupon due in 2035

•     On August 31, 2005, it issued US$175 million of notes with a floating interest rate at LIBOR plus 0.425% due in 2008

•     On December 1, 2005, it issued US$750 million of notes with a floating coupon rate at LIBOR plus 0.60% due in 2012

On February 2, 2006, the Pemex Project Funding Master Trust issued US$1,500 million notes in a reopening of the two tranches issued on June 8, 2005:

•     US$750 million of notes with a 5.75% coupon due in 2015

•     US$750 million of notes with a 6.625% coupon due in 2035

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F/163

During 2005, Fideicomiso F/163, a Mexican trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings:

•      On February 1, 2005, it reopened an issuance denominated in UDI’s (Units of Investment or UDI’s) for an amount equivalent to Ps. 6,000 million with a 9.07% interest rate and a 15 year maturity

•      On February 11, 2005, it issued notes for Ps. 15,000 million in two tranches:

•      Ps. 7,500 million, with a floating coupon rate equal to 91 days CETES plus 0.51%, due in 2010

•      Ps. 7,500 million, with a floating coupon rate equal to 182 days CETES plus 0.57%, due in 2013

•      On May 13, 2005, it reopened the February 2005 issuance for Ps.10,000 million, divided in two tranches:

•      Ps. 5,013 million, with a yield equal to 91 days CETES plus 0.49%, due in 2010

•      Ps. 4,987 million, with a yield equal to 182 days CETES plus 0.55%, due in 2013

•      On July 29, 2005, it issued notes for Ps. 5,000 million with stripped coupons at 9.91%, due in 2015

•      On October 21, 2005, it reopened the issuance of July 2005 by issuing Ps. 4,500 million of additional notes due 2015, and Ps.5,500 million of notes with a floating coupon rate equal to 91 days CETES plus 0.35%, due in 2011

Pemex Finance

On June 27, 2005, Pemex Finance, Ltd. redeemed the following series of its outstanding notes which were financially guaranteed by an insurance policy and therefore were rated AAA. The notes selected for redemption were trading in the secondary market at yields similar to those of the bonds that are not financially guaranteed by an insurance policy, and that are issued by other PEMEX financing vehicles. The approximate principal amount of the redeemed notes was US$994 million:

•      US$194 million principal amount of 6.55% notes due 2008

•      US$400 million principal amount of 6.30% notes due 2010

•      US$250 million principal amount of 7.33% notes due 2012

•      US$150 million principal amount of 7.80% notes due 2013

The notes were redeemed at a price equal to the principal amount thereof plus accrued interest thereon and make-whole premium. The outstanding principal amount of the remaining Pemex Finance, Ltd. notes as of December 31, 2005, was US$2.3 billion with maturities between 2007 and 2018.

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Bank loans

Syndicated loan

On March 22, 2005, the Pemex Project Master Trust entered into a syndicated credit facility of US$4,250 million, divided into two tranches:

•      US$2,177.5 million due 2010 bearing an interest rate of LIBOR plus 0.50%

•      US$2,072.5 million due 2012 bearing an interest rate of LIBOR plus 0.65%

Of the US$4,250 million obtained through this credit facility, US$2,177.5 million was used to refinance current syndicated credit facilities and the rest was used to finance capital expenditures.

In the first semester of 2006, PEMEX expects to obtain a new US$5,500 million syndicated credit facility. This facility is currently in the process of syndication and will be divided into a US$4,250 million long term loan and a US$1,250 million revolving facility (which will be discussed in the following section). US$4,250 million will be raised through the Project Funding Master Trust and will be used to refinance the syndicated loan signed on March 22, 2005. The US$4,250 million will be divided into two tranches:

•      US$1,500 million maturing in 2011 bearing an interest rate of LIBOR plus 0.40%

•      US$2,750 million bearing an interest rate of LIBOR plus 0.55%; US$1,375 million maturing in 2012 and US$1,375 million maturing in 2013

Revolving facility

On July 18, 2005, PEMEX amended a US$1,250 million revolving syndicated credit facility, which was originally signed in June 2004. The amendment included:

•      A reduction in the interest rate margins over LIBOR payable

•      A reduction in the commitment fee

•      An increase of one year in the maturity of the facility

As mentioned above, PEMEX expects to obtain a new US$1,250 million syndicated credit facility in early March, 2006, under which borrowings may be made by either the Pemex Project Funding Master Trust or Petróleos Mexicanos. The facility will have a three year maturity and an interest rate of LIBOR plus 0.275%.

With this facility, PEMEX’s revolving credit facilities will total US$2,500 million

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Total debt

Total debt of US$49.9 billion

Total consolidated debt including accrued interest was Ps. 537.7 billion (US$49.9 billion). This figure represents an increase of 6%, or Ps.29.7 billion, compared to figure registered as of December 31, 2004. Total debt is composed by documented debt, which includes:

•     Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Trust F/163, RepCon Lux S.A. and Pemex Finance, Ltd

•     Notes payable to contractors. Following a recommendation of the auditors, this concept was consolidated as documented debt

On July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd., under Mexican GAAP, are consolidated into the financial statements of Petróleos Mexicanos. Consequently, sales of accounts receivable by Pemex Finance have been reclassified as documented debt. This option can only be exercised once the remaining debt of Pemex Finance, Ltd., which is approximately US$2.3 billion, has been redeemed.

Net debt of US$38.7 billion	Net debt, or the difference between debt and cash equivalents, decreased Ps. 3.4 billion, to Ps. 416.9 billion (US$ 38.7 billion) as of December 31, 2005, from Ps. 420.3 billion.

Table 20

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated total debt

	As of December 31,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Documented debt(1)	470,139	537,688	14%	67,549	49,889
Short-term	50,779	36,095	-29%	(14,684)	3,349
Long-term	419,360	501,593	20%	82,233	46,540
Sale of future accounts receivable(2)	37,857	—		(37,857)	—
Long-term	37,857	—		(37,857)	—
Total debt	507,996	537,688	6%	29,692	49,889
Short-term	50,779	36,095	-29%	(14,684)	3,349
Long-term	457,216	501,593	10%	44,376	46,540
Cash & cash equivalents	87,701	120,827	38%	33,126	11,211
Total net debt	420,295	416,861	-1%	(3,434)	38,678

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

(1)	Consistent with debt figures presented in U.S. Securities and Exchange Commission filings.

(2)	Represents Pemex Finance debt.

Note: Numbers may not total due to rounding.

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Short-term debt	Total debt with a remaining maturity of less than twelve months was Ps. 36.1 billion (US$3.3 billion), including:

Long-term debt	Total long-term debt was Ps. 501.6 billion (US$46.5 billion).

Maturity profile	The following table shows the maturity profile of PEMEX’s total debt by currency:

Table 21

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Maturity profile

		As of December 31,
		(Ps. mm)	US$mm
Documented debt in pesos		104,940	9,737
	2006	(66)	(6)
	2007	17,944	1,665
	2008	4,944	459
	2009	13,944	1,294
	2010 and beyond	68,172	6,325
Documented debt in other currencies		432,749	40,152
	2006	36,162	3,355
	2007	40,634	3,770
	2008	48,028	4,456
	2009	57,956	5,377
	2010 and beyond	249,971	23,193
Total debt		537,688	49,889

*      Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

Note: Numbers may not total due to rounding.

(1)    This maturity is the net result of Ps. 4,009.6 million of amortizations and a positive balance of Ps. 4,075.3 million. This positive balance was registered in a single year, in accordance to the current regulation, and corresponds to the difference between the notional amount of a zero coupon bond maturing in 2019 and its present value as of December 31, 2005.

Duration	PEMEX aims to smooth its maturity profile regardless of the duration of its outstanding debt. The average duration of its debt exposure is presented in the following table.

Table 22

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Average duration of debt exposure

	As of December 31,
	2004	2005	Change
		(Years)
U.S. Dollars	3.9	4.1	0.2
Mexican pesos	1.5	2.2	0.7
Euros	0.9	1.4	0.4
Japanese yen	2.8	2.4	(0.4)
Swiss francs	0.2	0.2	(0.0)
Total	3.6	3.7	0.1

Note: Numbers may not total due to rounding.

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Interest rate risk	PEMEX’s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of December 31, 2005, approximately 62% of PEMEX’s debt exposure carried a fixed interest rate, and 38% of its debt bore interest at floating rates.

More financing in pesos	Although most of PEMEX’s debt is U.S. dollar denominated and at fixed rates, due to an increase in peso denominated financing, PEMEX’s peso debt exposure increased about 6 percentage points from 2004 to 2005.

Debt exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:

Table 23

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Debt exposure

(excluding accrued interest)

	As of December 31,
	2004	2005	2004	2005	2004	2005
	Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	85.1%	79.1%	69.4%	64.8%	30.6%	35.2%
Mexican pesos	14.7%	20.8%	39.4%	48.8%	60.6%	51.2%
Euros	0.008%	0.003%	19.3%	32.0%	80.7%	68.0%
Japanese yen	0.2%	0.1%	100.0%	100.0%	0.0%	0.0%
Swiss francs	0.0004%	0.0002%	0%	0.0%	100.00%	100.00%
Total	100.0%	100.0%	65.1%	61.5%	34.9%	38.5%

Note: Numbers may not total due to rounding.

Crude oil price risk

In the first quarter of 2005, PEMEX established a short-term hedging program to mitigate the impact of crude oil price volatility on its cash flows.

The program consisted of financial options in order to hedge against potential crude oil price reductions during 2005. The underlying volume accounted for approximately 7% of PEMEX’s annual crude oil production.

The program ended in December 31, 2005. Due to high crude prices, these options expired out of the money.

In 2006, PEMEX has not entered into crude oil hedges.

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Other relevant topics

New fiscal regime

On October 20, 2005, the Chamber of Deputies approved a new fiscal regime for PEMEX based on the observations sent to the Congress by President Vicente Fox on September 1, 2005.

The President’s observations referred to PEMEX’s new fiscal regime proposal which had been approved by the Senate on April 27, 2005, and by the Chamber of Deputies on June 28, 2005.

The observations generally focused on three aspects:

•      Technical issues and clarifications with respect to PEMEX’s fiscal regime

•      Clarifications about the allocation of excess resources to states and municipalities

•      The linkage of PEMEX’s fiscal regime to the implementation of best practices on corporate governance

On November 8, 2005, the Senate discussed and approved this proposal in its general aspects, and sent it to the Chamber of Deputies. This proposal did not include best practices in corporate governance. This issue would be analyzed and discussed in further detail during the Congress’s next Ordinary Session. On November 10, 2005, the Chamber of Deputies approved the proposal of the Senate.

The new fiscal regime was published on December 21, 2005 in the Official Gazzette of the Federation (Diario Oficial de la Federación) and became effective on January 1, 2006.

Under PEMEX’s new fiscal regime, Pemex Exploration and Production is governed by the Ley Federal de Derechos except for the Excess Gains Duty (ARE) and the tax regime for the other subsidiary entities which are governed by the Ley de Ingresos de la Federación.

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(continued)

The new fiscal regime for Pemex Exploration and Production consists of the following duties:

•     Ordinary Hydrocarbons Duty. From 2006 to 2009, a variable tax rate will apply, depending on the average Mexican crude oil export price and the specific year[9]. The rate would vary from 78.68% to 87.81% in 2006, and would become a uniform rate of 79% in 2010 and thereafter. This duty would apply to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, some costs and expenses and the other duties)[10]

•     Hydrocarbon Duty for the Oil Revenues Stabilization Fund. The rate will range from 1% to 10%, on the value of the extracted crude oil production, depending on the weighted average Mexican crude oil export price, and would apply only if the weighted average crude oil export price exceeds US$22 per barrel[11] for a certain year

•     Extraordinary Duty on Crude Oil Exports. The rate will be 13.1% on the realized value of crude oil exports in excess of the estimated value of crude oil exports budgeted by Congress. This duty is to be deducted from the Hydrocarbon Duty for the Oil Revenues Stabilization Fund. The proceeds from this duty will be destined to the states through the stabilization fund of the states’ revenues

•     Excess Gains Duty (ARE). The rate will be 6.5% on the realized value of crude oil exports in excess of estimated value of crude oil exports budgeted by Congress. This duty is to be deducted from the Hydrocarbon Duty for the Oil Revenues Stabilization Fund and, if necessary, from the Ordinary Hydrocarbons Duty

•     Duty for the Fund for Scientific and Technological Research on Energy. The rate will be 0.05% on the annual value of extracted production of crude oil and natural gas. Based on the Federal Budget, the proceeds will be destined to the Mexican Petroleum Institute (IMP)

•     Duty for Fiscal Monitoring of Oil Activities. The rate will be 0.003% on the annual value of extracted production of crude oil and natural gas. Based on the Federal Budget, the proceeds will be destined to the Auditoría Superior de la Federación (Federal Auditing entity)

• Additional duty. From 2006 to 2008, this duty will be applied if and only if the actual annual crude oil production is below the target production for a given year[12]

[9]	See Table A10

[10]	See Table A11

[11]	See Table A12

[12]	See Table A13 and methodology of calculation

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Energy initiatives proposal

On September 12, 2005, President Vicente Fox announced 10 energy related measures aimed to:

•      Manage the emergency situation caused by Hurricane Katrina

•      Strengthen the national energy supply structure

The President sent initiatives to the Chamber of Deputies containing:

•      Constitutional reforms

•      Amendments to the Regulatory Law on Oil Subjects of the Article 27 of the Mexican Constitution

•      Modifications to three articles of the Federal Energy Regulatory Commission Law

These initiatives are designed to complement public investment with private investment in exploration and development activities related to non-associated natural gas as well as in transportation and storage infrastructure for crude oil and its derivatives.

In addition, President Vicente Fox issued decrees that would implement price caps for natural gas, liquefied petroleum gas (LPG) and electricity. President Vicente Fox also announced his intention to diversify natural gas supply sources; an energy program to support micro, small and medium-sized enterprises and; plans to construct the first wind power plant.

Cogeneration

Cogeneration systems jointly produce, out of a single fuel, electricity and thermic energy. The simultaneous use of electricity and heat allows energy and monetary savings without affecting the production process.

In 2006, PEMEX will start technical and financial studies for the first cogeneration project in the Gas Processing Center (GPC) at Nuevo PEMEX, Tabasco. This project would allow PEMEX to produce the electricity that it requires and it could sell the excess electricity generated to the Federal Electricity Commission (Comisión Federal de Electricidad) and Mexico City’s electricity generating company (Compañía de Luz y Fuerza). In addition, PEMEX could sell carbon credits that would be generated. Implementation of the cogeneration project could result in estimated annual savings of around US$50 million for PEMEX, besides the reduction in pollution and the emission of greenhouse gases.

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PREH	Since 1998, PEMEX has utilized the Hurricane Emergency Response Plan (PREH as abbreviated in Spanish) to respond in an orderly and timely fashion to the presence of hurricanes. The objective of the PREH is to preserve the safety of PEMEX personnel and infrastructure and to protect the environment. Some of the principal measures included in the PREH are partial or total evacuation of off-shore personnel, well shut-in’s, temporary hydrocarbon output suspension and facilities protection measures. In 2005, PEMEX implemented the PREH in response to Hurricanes Emily, Katrina, Rita and Stan in the Gulf of Mexico. The team managing the PREH reported no damage to the facilities and operations were reestablished shortly after each hurricane passed.

Hurricane Emily

Hurricane Emily passed through the Campeche Sound and the coasts of Veracruz and Tamaulipas on July 16, 17 and 18, 2005. The response actions taken were:

•      Evacuation of all personnel from the off-shore rigs in the Sound of Campeche, Poza Rica, Veracruz and Altamira, Tamaulipas (about fifteen thousand employees)

•      Closing of facilities

•      Shutdown of production

Operations recommenced on July 20 and were fully resumed by July 22

Hurricane Katrina	Hurricane Katrina passed through the coast of the Gulf of Mexico from August 25 to 29 and affected nine refineries located in the United States. Four of these refineries have a commercial relationship with PEMEX but only one requested the deferral of seven Maya crude cargoes, which contained a total of 3.5 MMb.

Hurricane Rita

Hurricane Rita passed through the coast of the Gulf of Mexico from September 20 to 24 and resulted in the closing of 19 refineries in the United States. Some of these refineries closed operations as a cautionary measure, nevertheless, several suffered considerable damage. The Deer Park refinery – owned by Shell and PEMEX and located in Houston –, implemented its storm contingency plan by evacuating all of its personnel and temporarily closing down the facility.

The damage to refineries resulted in the cancellation of shipments for 17.0 MMb which, were partially counterbalanced by additional sales and the leasing of the VLCCs (very large crude carriers) that were used as floating storage facilities.

Collective bargaining agreement	On August 25, 2005, PEMEX and the Petroleum Workers Union executed a new collective bargaining agreement that will govern labor relations until its expiration on July 31, 2007.

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Incidents

During the fourth quarter of 2005, the following incidents occurred in the states of Coahuila, Veracruz, Tabasco, Tamaulipas, Guanajuato and Michoacán:

•      On October 7, 2005 PEMEX detected a gasoline theft that triggered a Magna gasoline leak on the Satélite – Gómez Palacio 14 inch pipeline, in the state of Coahuila. Safety personnel controlled the leak and carried out the repair of the damaged section

•      On October 18, 2005, leakage of crude oil occurred in El Chapo, in the municipality of Nanchital, Veracruz. The leak was detected in the 30 inch oil pipeline running from Nuevo Teapa to Poza Rica. The leak was controlled by shutting down valves and the placement of controlling barriers

•      On October 25, 2005, leakage of crude oil was detected in the municipality of Papantla, Veracruz. The leak occurred in a 12 inch pipeline running from Ezequiel Ordoñez to the Poza Rica Storage and Pumping Central. The leak was controlled, the hydrocarbons recovered and the affected areas were regenerated

•      On October 27, 2005, a crude oil leak was detected on a 4 inch pipeline at a dam under construction in the municipality of Poza Rica, Veracruz. No personal injuries or environmental damage was reported. The affected pipeline has already been replaced

•      On November 20, 2005, a sulfidric condensate’s vapor leak was reported at the Arenque Gas Processing Center (GPC), located in Ciudad Madero, Tamaulipas. This incident originated with the detachment of a 1 inch hose at a gathering tank. Although there was no risk to the local population or the environment, unfortunately, the incident caused the death of three PEMEX employees

•      On December 13, 2005, a natural gas and crude oil leak was reported to have been caused by the rupture of the seal of a valve of an 8 inch pipeline at the municipality of Huimanguillo, Tabasco. PEMEX pipeline maintenance personnel assisted in the evacuation of the residents of surrounding areas and carried out the necessary repairs

•      On December 16, 2005, a crude oil spill occurred at the oil and gas pipeline of the Puerto Ceiba 101 well at the municipality of Paraiso, Tabasco. PEMEX personnel confined the hydrocarbon. There was no risk to the residents or to the environment

•      On December 23, 2005, a Magna gasoline leak was reported in the 16 inch pipeline running from Salamanca to Guadalajara. The incident occurred in a locality near the Quesera township in the state Guanajuato. The leak originated from an unknown discharge and was immediately controlled by PEMEX personnel

•      On December 29, 2005 a fuel oil spill occurred at the 20 inch pipeline running from the Lázaro Cardenas storage and distribution terminal to a CFE thermoelectric plant, in the state of Michoacán. PEMEX personnel took the necessary steps to control the incident

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(continued)

In collaboration with the Governments of the states of Coahuila, Veracruz, Tabasco, Tamaulipas, Guanajuato and Michoacán, the Mexican Army and Navy, municipal authorities and Civil Protection, among others, PEMEX has implemented contingency plans to protect and reestablish the health and integrity of the population of the affected areas and counteract any negative environmental impact.

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Main variations between preliminary and audited financial results as of December 31, 2005

Income Statement

Cost of sales

Cost of sales increased Ps. 19.2 billion mainly due to:

•      An increase of Ps. 7.6 billion in reserves for legal actions related to Cantarell and Conproca

•      An increase of Ps. 6.9 billion for the restatement of the cost of sales as a result of input inventory turnover

•      An increase of Ps. 3.4 billion due to de recognition of the impairment of assets of Pemex Petrochemicals, in accordance to the Bulletin C-15 “Impairment on the Value of Fixed Assets and Disposals”

•      An increase of Ps. 2.6 billion in non-capitalized maintenance expenses

•      An offsetting effect of Ps. 1.4 billion due to the decrease in the reserve for dismantlement and abandonment activities

Comprehensive financing cost

The comprehensive financing cost increased Ps. 12.2 billion mainly as a result of Ps. 11.4 billion decrease in interest income due to the cancellation of implied derivatives caused by a change in their definition criteria.

In January 2005, according to the Bulletin C-10 “Derivative Financial Instruments and Hedge Operations” PEMEX outlined the rules to identify value and register implied derivatives. These rules considered that all the obligations denominated in currencies different to the functional currency of the parties involved, included an implied derivative on each currency.

This criterion was reviewed by PEMEX and its external auditors to elaborate the 2005 audited financial statements. This revision concluded that it was not necessary to separate the identified implied derivatives, since none of the obligations abovementioned required the net payment of the future obligations derived from the currency spread. The Bulletin states that otherwise these implied derivatives would be disclosed separately.

Other revenues	Other revenues increased Ps. 3.3 billion mainly due to: • An increase of Ps. 5.7 billion due to natural hedging positions • A decrease of Ps. 2.6 billion in additional and reinsurance revenues

Taxes and duties	Taxes and duties increased Ps. 2.4 billion mainly due to the registration of the provision for differed taxes for approximately Ps. 2.0 billion

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Initial cumulative effect due to the adoption of new accounting standards	The initial cumulative effect due to the adoption of new accounting standards decreased Ps. 4.3 billion mainly as a result of the change in the definition criteria for implied derivatives

Net loss

Net loss increased Ps. 35.8 billion. This is explained by:

•      An increase of Ps. 19.2 billion in the cost of sales

•      An increase of Ps. 12.2 billion in the comprehensive financing cost

•      An increase of Ps. 3.3 billion in other revenues

•      An increase of Ps. 2.4 billion in taxes and duties

•      A decrease of Ps. 4.3 as a result of the initial cumulative effect due to the adoption of new accounting standards

Equity

Equity

PEMEX’s equity decreased Ps. 47.5 billion due to:

•      An increase of Ps. 35.8 billion in the net loss for the period

•      An increase of Ps. 20.1 billion in the effect of the reserve for retirement payments

•      An increase of Ps. 8.4 billion due to the restatement of the equity

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Annex

Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Crude oil production by selected fields (quarterly)

	2002				2003				2004				2005
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(Mbd)
Total	3,174	3,157	3,174	3,204	3,324	3,332	3,415	3,411	3,382	3,422	3,382	3,346	3,316	3,425	3,286	3,306
Northeast Marine Region	2,112	2,116	2,164	2,214	2,346	2,376	2,467	2,474	2,440	2,479	2,436	2,408	2,375	2,450	2,305	2,300
Akal and Nohoch	1,816	1,829	1,853	1,907	1,995	2,023	2,096	2,101	2,085	2,110	2,074	2,047	2,067	2,041	1,905	1,883
Ku	185	176	193	185	202	196	197	195	185	194	197	189	159	213	213	225
Zaap	22	19	21	23	28	31	51	54	53	53	54	68	53	77	75	71
Maloob	30	35	36	41	51	53	48	46	51	55	55	50	38	51	48	50
Chac	17	17	17	17	19	20	21	22	23	23	11	11	10	13	12	12
Kutz	7	9	11	9	13	11	13	14	9	12	13	13	10	14	11	11
Otros	36	30	31	31	39	42	41	42	34	33	31	30	37	40	39	48
Southwest Marine Region	488	462	433	427	410	399	393	388	389	391	388	384	381	394	390	419
Caan	141	136	129	126	119	117	111	110	107	109	109	106	102	100	95	94
Chuc	111	111	103	104	98	101	99	96	92	93	93	94	98	103	99	112
Abkatún	88	80	75	76	75	72	67	63	59	57	52	50	49	47	41	38
Taratunich	41	39	38	39	36	34	38	37	35	33	33	32	27	24	17	19
Pol	49	43	39	37	38	36	34	32	30	28	23	21	19	18	16	14
Otros	58	53	48	45	43	40	44	51	67	72	78	81	86	102	122	142
South Region	497	503	503	491	496	485	480	472	474	471	475	471	479	495	508	504
Puerto Ceiba	31	43	40	38	37	43	51	55	70	79	82	77	77	81	81	70
Samaria	73	72	71	68	77	76	71	67	66	64	60	59	60	64	68	69
Iride	40	43	43	45	47	43	43	45	45	46	46	48	48	50	51	52
Jujo	55	56	56	56	54	54	49	48	47	45	45	41	45	52	51	51
Cunduacán	20	19	22	22	22	22	23	25	24	24	28	28	28	30	27	25
Tecominoacán	28	27	26	26	24	23	24	23	21	19	18	19	20	22	23	25
Cárdenas	16	16	16	16	15	14	14	14	14	14	13	11	11	14	18	18
Sen	36	33	31	25	25	24	21	16	9	11	15	16	17	18	19	21
Pijije	9	9	10	10	11	12	13	13	12	11	11	10	10	12	14	14
Jolote	15	15	14	14	13	12	11	11	12	11	11	10	9	10	10	9
Cactus	12	10	10	9	11	11	12	13	11	11	11	10	11	9	9	8
Bellota	10	10	10	10	9	8	9	8	10	10	9	9	10	9	9	8
Chinchorro	9	9	10	10	10	11	10	10	10	9	8	8	8	8	8	7
Yagual	4	4	4	4	4	3	4	4	4	5	7	10	11	11	13	12
Rodador	1	2	4	5	7	7	8	7	7	7	6	5	5	5	5	6
Otros	137	136	137	134	131	122	119	115	111	107	107	108	108	101	104	110
North Region	77	76	74	72	71	72	74	77	80	80	82	83	81	86	84	83
Poza Rica	10	11	11	10	9	9	10	11	10	11	12	11	10	10	10	9
Arenque	8	8	8	10	9	9	9	8	8	8	8	9	10	10	9	9
Agua Fría	2	2	2	2	2	2	2	3	6	6	6	8	6	6	5	6
Tajín	1	1	1	1	2	2	4	6	6	6	6	5	6	6	6	6
Tamaulipas	8	8	7	5	5	5	5	5	5	5	5	5	5	5	5	5
Constituciones	6	6	6	5	5	5	5	5	5	5	5	5	5	5	5	5
Otros	42	41	39	39	39	39	39	39	39	38	40	38	39	43	43	43

Note: Numbers may not total due to rounding.

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Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Natural gas production by selected fields (quarterly)

	2002				2003				2004				2005
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(MMcfd)
Total	4,441	4,443	4,409	4,402	4,441	4,425	4,563	4,562	4,557	4,570	4,577	4,586	4,640	4,861	4,839	4,928
Northeast Marine Region	812	818	842	853	913	924	963	962	948	959	945	938	918	965	914	915
Akal and Nohoch	664	667	676	696	728	738	765	767	761	770	757	747	755	745	695	687
Ku	91	98	106	99	118	116	108	102	102	101	102	98	82	106	109	115
Otros	56	53	60	58	67	69	90	93	85	89	86	93	81	113	110	113
Southwest Marine Region	660	632	595	596	580	578	582	585	609	600	599	602	601	654	656	707
Caan	222	217	210	211	197	209	208	211	222	221	207	212	207	216	205	198
Chuc	139	136	125	125	119	121	120	116	105	92	92	92	97	108	117	130
Taratunich	65	67	63	65	64	61	71	71	69	65	67	62	54	49	32	37
Sinan	—	—	—	—	—	—	—	5	32	44	57	61	63	80	89	88
Abkatún	68	61	58	61	58	57	56	55	52	49	45	42	43	42	33	27
Uech	45	42	44	42	43	37	41	38	39	40	36	32	28	25	22	25
Otros	121	109	95	91	99	93	84	90	91	89	96	101	109	134	160	203
South Region	1,705	1,719	1,713	1,678	1,644	1,634	1,641	1,601	1,532	1,507	1,486	1,456	1,419	1,408	1,398	1,377
Muspac	210	213	251	264	245	216	204	196	171	146	133	128	124	116	117	104
Samaria	88	97	95	94	91	95	102	106	102	102	106	99	94	89	89	79
Catedral	123	130	121	123	134	133	125	120	111	104	95	92	82	75	71	68
Giraldas	105	105	102	99	95	95	98	95	91	90	87	87	83	78	69	67
Copano	83	82	78	76	76	79	86	84	84	84	74	72	70	68	64	59
Cunduacán	51	48	51	53	54	54	43	68	72	70	72	69	77	90	90	94
Iride	75	75	72	76	79	73	80	78	67	69	68	77	83	92	96	102
Puerto Ceiba	25	28	23	22	21	26	33	34	43	52	58	57	52	54	53	47
Jujo	80	75	65	65	65	62	55	50	47	46	48	41	46	53	59	59
José Colomo	52	48	45	42	39	38	36	35	37	35	35	35	35	35	36	35
Sen	101	98	91	74	75	71	63	47	25	30	38	39	41	45	47	53
Pijije	22	24	29	29	32	35	37	36	35	32	32	30	29	34	41	42
Luna	98	91	81	70	60	53	47	43	36	33	31	30	30	21	25	21
Tecominoacán	30	32	31	27	26	24	26	24	30	30	30	33	31	36	33	35
Saramako	—	—	0	8	9	9	18	21	21	23	32	36	29	28	25	22
Cárdenas	29	30	33	30	28	29	28	26	24	23	30	29	26	29	40	38
Cactus	19	19	18	19	22	25	24	29	26	25	27	23	25	23	22	22
Bellota	31	31	27	25	22	27	30	29	29	30	20	22	26	26	23	24
Otros	481	493	502	481	470	491	505	479	480	481	471	456	438	415	401	405
North Region	1,264	1,273	1,259	1,276	1,304	1,290	1,377	1,414	1,469	1,504	1,547	1,590	1,703	1,834	1,871	1,930
Culebra	249	211	209	206	208	201	200	196	179	164	153	182	182	185	167	153
Cuitláhuac	119	114	104	100	93	92	87	91	92	104	129	127	116	115	116	117
Arcos	153	157	143	140	149	155	134	125	128	115	90	82	76	81	101	109
Cocuite	26	33	57	62	65	79	105	110	112	99	102	92	84	77	71	65

Vistoso	—	—	—	—	—	—	—	32	59	79	85	95	111	118	119	120
Santa Rosalia	52	68	75	59	51	40	53	67	62	66	70	55	56	56	58	71
Corindón	61	63	58	55	54	63	63	56	62	49	44	44	45	41	36	49
Arcabuz	47	51	46	40	37	33	32	32	38	35	41	47	54	67	76	65
Torrecillas	15	19	23	27	30	32	38	36	36	46	38	36	36	41	41	43
Velero	11	15	13	14	17	19	22	29	41	36	38	38	50	50	49	51
Arenque	30	28	28	29	29	30	32	31	32	32	33	32	31	32	33	31
Copite	36	35	32	31	30	21	28	28	28	29	30	30	28	27	22	26
Otros	466	479	470	514	540	526	583	580	601	648	693	732	833	945	982	1,030

Note: Numbers may not total due to rounding.

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Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated balance sheets

	As of December 31,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Current assets	251,735	292,763	16%	41,028	27,164
Cash & cash equivalents	87,701	120,827	38%	33,126	11,211
Accounts receivable	127,078	117,880	-7%	(9,198)	10,937
Inventories	36,956	50,582	37%	13,627	4,693
Financial derivative instruments	—	3,474		3,474	322
Properties and equipment	614,384	643,236	5%	28,852	59,682
Other assets	112,987	106,562	-6%	(6,425)	9,887
Total assets	979,106	1,042,560	6%	63,454	96,733
Short-term liabilities	145,164	164,482	13%	19,318	15,261
Short-term debt(1)	50,779	36,095	-29%	(14,684)	3,349
Suppliers	25,133	30,961	23%	5,827	2,873
Accounts payable and accured expenses	23,644	10,389	-56%	(13,255)	964
Taxes payable	45,608	68,005	49%	22,398	6,310
Financial derivative instruments	—	19,033		19,033	1,766
Long-term liabilities	799,487	904,947	13%	105,460	83,965
Long-term debt(2)	457,216	501,593	10%	44,376	46,540
Reserve for retirement payments, pensions and seniority premiums	315,436	375,663	19%	60,227	34,856
Other non-current liabilities(3)	26,835	27,691	3%	857	2,569
Total liabilities	944,652	1,069,430	13%	124,778	99,226
Total equity	34,454	(26,870)		(61,324)	(2,493)
Total liabilities & equity	979,106	1,042,560	6%	63,454	96,733

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

(1)	Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux) and notes payable to contractors.

(2)	Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and Repcon Lux), notes payable to contractors and sale of future accounts receivable.

(3)	Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others. Note: Numbers may not total due to rounding.

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Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated income statement

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	215,650	255,587	19%	39,938	23,714	799,368	928,643	16%	129,275	86,163
Domestic sales(1)	124,155	136,720	10%	12,565	12,685	463,977	505,109	9%	41,132	46,866
Exports	91,495	118,867	30%	27,373	11,029	335,392	423,534	26%	88,142	39,297
Costs and expenses(2)	91,240	159,249	75%	68,009	14,776	328,997	429,889	31%	100,892	39,887
Cost of sales	77,876	141,930	82%	64,054	13,169	272,907	361,177	32%	88,270	33,512
Distribution expenses	4,221	6,726	59%	2,506	624	18,160	21,911	21%	3,751	2,033
Administrative expenses	9,144	10,593	16%	1,449	983	37,929	46,800	23%	8,871	4,342
Operating income	124,410	96,339	-23%	(28,071)	8,939	470,372	498,755	6%	28,383	46,277
Comprehensive financing cost	(1,809)	689		2,499	64	7,283	4,479	-38%	(2,804)	416
Other expenses (revenues)	(6,239)	2,073		8,311	192	(11,526)	(11,837)		(311)	(1,098)
Income before taxes and duties	132,458	93,577	-29%	(38,881)	8,682	474,615	506,112	7%	31,497	46,959
Taxes and duties	132,642	160,673	21%	28,031	14,908	490,142	580,629	18%	90,487	53,873
Hydrocarbon extraction duties and other	124,701	158,476	27%	33,775	14,704	433,614	560,415	29%	126,801	51,998
Special Tax on Production and Services (IEPS)	7,941	2,197	-72%	(5,743)	204	56,528	20,214	-64%	(36,314)	1,876
Initial cumulative effect due to the adoption of new accounting standards	0.1	(6,253)		(6,254)	(580)	(10,818)	(1,765)		9,053	(164)
Net income (loss)	(185)	(73,350)		(73,166)	(6,806)	(26,345)	(76,282)		(49,937)	(7,078)

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

(1)	Includes the Special Tax on Production and Services (IEPS), which was Ps. 7,941 million in fourth quarter of 2004 and Ps. 2,197 million in the fourth quarter of 2005.

(2)	Includes the cost of the reserve for retirment payments, pensions and indemnities.

Note: Numbers may not total due to rounding.

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Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Equity

	As of December 31,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Total equity	34,454	(26,870)		(61,324)	(2,493)
Certificates of contribution “A”	89,806	89,805		(1)	8,333
Capitalized proceeds	33,725	78,330	132%	44,605	7,268
Effect of the reserve for retirement payments	(7,208)	(27,282)		(20,074)	(2,531)
Comprehensive income	—	(6,559)		(6,559)	(609)
Restatement of equity	136,752	144,375	6%	7,623	13,396
Accumulated net income (losses)	(218,621)	(305,539)		(86,918)	(28,349)
From prior years	(192,276)	(229,257)		(36,981)	(21,271)
Net income (loss) for the period	(26,345)	(76,282)		(49,937)	(7,078)

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

Note: Numbers may not total due to rounding.

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Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated statements of changes in financial position

	As of December 31,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	(26,345)	(76,282)	190%	(49,937)	(7,078)
Charges to operations not requiring the use of funds:	81,589	106,810	31%	25,221	9,910
Depreciation and amortization	43,296	52,759	22%	9,463	4,895
Other non-cash flow items	38,293	54,051	41%	15,758	5,015
Funds from net income (loss)	55,244	30,528	220%	(24,716)	2,832
Changes in working capital:	(31,746)	19,484		51,230	1,808
Accounts, notes receivable and other	(16,570)	9,198		25,768	853
Inventories	(7,088)	(13,627)		(6,539)	(1,264)
Intangible asset derived from actuarial computation of labor obligations and other assets	31,237	6,425	-79%	(24,812)	596
Suppliers	(8,958)	5,827		14,785	541
Other liabilities	(30,367)	11,660		42,027	1,082

Funds provided by (used) in operating activities	23,498	50,011	113%	26,514	4,640

Financing activities
Bank loans financing	11,802	13,637	16%	1,835	1,265
Securities financing	114,636	172,870	51%	58,234	16,040
Other financing	15,616	(28,170)		(43,786)	(2,614)
Amortization of bank loans	(54,492)	(55,897)		(1,405)	(5,186)
Amortization of securities	(9,763)	(41,629)		(31,866)	(3,863)
Amortization of other financing	(6,106)	(31,119)		(25,013)	(2,887)
Minimum guaranteed dividends paid to the Mexican Government	(10,734)	(10,636)		98	(987)
Future incresases in equity	28,892	52,227	81%	23,335	4,846

Funds provided by (used) in financing activities	89,851	71,283	-21%	(18,568)	6,614

Investing activities
Acquisition of property, plants and equipment	(105,364)	(88,169)		17,194	(8,181)

Funds provided by (used) in investing activities	(105,364)	(88,169)		17,194	(8,181)

Net increase in cash and cash equivalents	7,986	33,125	315%	25,140	3,073
Cash and cash equivalents at the beginning of the year	79,714	87,700	10%	7,986	8,137
Cash and cash equivalents at the end of the year	87,700	120,826	38%	33,126	11,211
Funds provided by (used) in operating activities	23,498	50,011	113%	26,514	4,640
Funds provided by (used) in investing activities	(105,364)	(88,169)		17,194	(8,181)
Free cash-flow	(81,866)	(38,158)		43,708	(3,540)

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

Free cashflow and discretionary free cashflow are non Mexican GAAP measures and are reconciled to Mexican GAAP as set forth above.

Note: Numbers may not total due to rounding.

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Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Total sales, net income (loss) and total assets by segment

Figures in millions of constant pesos as of December 31, 2005

	Exploration and Production	Refining(1)	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment Eliminations	Total
Twelve months ending December 31, 2005
Total sales	716,287	371,269	216,884	29,033	543,172	(948,001)	928,643
External clients	—	333,008	134,291	20,217	420,912	20,214	928,643
Intersegment	716,287	38,260	82,592	8,816	122,260	(968,215)	—
Operating income (loss)	525,688	(46,984)	9,891	(9,060)	(20,415)	39,635	498,754
Net income (loss)	(18,248)	(53,266)	6,682	(16,535)	(70,888)	75,973	(76,282)
As of December 31, 2005
Assets	843,575	296,782	96,996	51,723	1,504,878	(1,751,394)	1,042,560
Twelve months ending December 31, 2004
Total sales	579,693	298,070	189,343	24,996	431,564	(724,298)	799,368
External clients	—	270,148	119,917	17,385	335,391	56,528	799,368
Intersegment	579,693	27,922	69,427	7,611	96,172	(780,826)	0
Operating income (loss)	426,167	(15,321)	13,741	(8,169)	17,780	36,173	470,372
Net income (loss)	(14,126)	(22,796)	12,041	(12,726)	(22,754)	34,015	(26,345)
As of December 31, 2004
Total assets	751,293	281,482	107,851	47,906	1,026,449	(1,235,875)	979,106

*	Audited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2005.

(1)	External clients sales of Refining are net of IEPS. Note: Numbers may not total due to rounding.

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Table A8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Short-term bonds issuances

Issuance date	Maturity date	Maturity (days)	Amount issued (Ps. mm)	Weighted average rate	28 days cetes rate of primary auction
28-07-05	25-08-05	28	500.0	9.78%	9.63%
21-07-05	18-08-05	28	500.0	9.79%	9.60%
14-07-05	11-08-05	28	500.0	9.78%	9.61%
07-07-05	04-08-05	28	500.0	9.78%	9.61%
30-06-05	28-07-05	28	500.0	9.77%	9.61%
23-06-05	21-07-05	28	500.0	9.79%	9.62%
16-06-05	14-07-05	28	500.0	9.77%	9.62%
09-06-05	07-07-05	28	500.0	9.78%	9.64%
02-06-05	30-06-05	28	500.0	9.78%	9.64%
26-05-05	23-06-05	28	500.0	9.80%	9.69%
19-05-05	16-06-05	28	500.0	9.83%	9.73%
12-05-05	09-06-05	28	500.0	9.96%	9.81%
05-05-05	02-06-05	28	500.0	9.97%	9.77%
28-04-05	26-05-05	28	500.0	9.88%	9.61%
21-04-05	19-05-05	28	500.0	9.86%	9.66%
14-04-05	12-05-05	28	500.0	9.76%	9.59%
07-04-05	05-05-05	28	500.0	9.78%	9.64%
31-03-05	28-04-05	28	500.0	9.69%	9.57%
23-03-05	21-04-05	29	500.0	9.61%	9.45%
17-03-05	14-04-05	28	500.0	9.52%	9.37%
10-03-05	07-04-05	28	500.0	9.45%	9.32%
03-03-05	31-03-05	28	500.0	9.46%	9.33%
24-02-05	23-03-05	27	500.0	9.37%	9.23%
17-02-05	17-03-05	28	500.0	9.25%	9.15%
10-02-05	10-03-05	28	500.0	9.25%	9.14%
03-02-05	03-03-05	28	500.0	9.21%	9.07%
27-01-05	24-02-05	28	500.0	8.84%	8.63%
20-01-05	17-02-05	28	500.0	8.76%	8.63%
13-01-05	10-02-05	28	500.0	8.80%	8.59%
06-01-05	03-02-05	28	500.0	8.75%	8.56%

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Table A9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Cash payment of taxes (nominal figures)

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	134,643	170,548	27%	35,905	15,824	456,731	547,954	20%	91,224	50,841
Hydrocarbon extraction duties and other	103,970	136,592	31%	32,621	12,674	358,859	475,482	32%	116,623	44,117
Excess gains duty	22,068	33,917	54%	11,849	3,147	39,606	54,298	37%	14,692	5,038
Special Tax on Production and Services (IEPS)	8,604	38	-100%	(8,566)	4	58,266	18,174	-69%	(40,091)	1,686

Note: Numbers may not total due to rounding.

Cash payment of taxes	During the fourth quarter of 2005, total cash payment of taxes and duties increased 27%. This was mainly due to the increase of Ps. 32.6 billion, or 31%, of the Hydrocarbon extraction duties and other cash payment. Nevertheless the cash payment of the Special Tax on Production and Services (IEPS) decreased Ps. 8.6 billion.

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Table A10

Tax rate for the calculation of the ordinary duty on hydrocarbons

Annual weighted average price range of the mexican exported crude oil (US$/b)		Applicable rate over the value of the production of the crude oil and natural gas extracted during the year minus the permitted deductions
		2006	2007	2008	2009
0.00	19.99	87.81	85.61	83.40	81.20
20.00	21.99	87.32	85.24	83.16	81.08
22.00	23.99	83.14	82.10	81.07	80.03
24.00	25.99	82.34	81.50	80.67	79.83
26.00	27.99	81.53	80.90	80.27	79.63
28.00	and above	78.68	78.76	78.84	78.92

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Table A11

Permitted deductions for the tax base calculation of the ordinary duty on hydrocarbons

Concept	Annual deduction
Investments(1)
Book value of investments made before January 1, 2006	According to Mexican GAAP

Exploration
Enhanced recovery	100%
Non-capitalized maintenance

Development	16.7%
Production

Oil pipelines	5%
Gas pipelines
Terminals
Transportation
Storage

Costs
Production costs(2)	100%

Expenses
Exploration	100%
Transportation

(1)	In any case, investments’ deductions will not exceed 100% of the original investments

(2)	According to Mexican GAAP and not including investments

Note: Investments, costs and expenses will not exceed the following costcap

Costcapt	= (6.5 US$/b * total crude oil and associated natural gas volume in year t)
+(2.7	US$/Mcf * total net natural gas volume in year t)

The deductions that exceed the costcap may be deducted in the immediate following seven years according to the rules set by the SHCP

Concept	Annual deduction
Duties
Duty on hydrocarbons for the stabilization fund
Extraordinary duty on crude oil exports
Duty on hydrocarbons fo the fund for scientific and technological research on energy
Duty on hydrocarbons for fiscal monitoring of oil activities

Others

Non-associated natural gas extracted in excess of the volume extracted in 2006	US$	0.50 / Mcf

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Table A12

Tax rate for the calculation of the duty on hydrocarbons for the stabilization fund

Annual weighted average price range of the mexican exported crude oil (US$/b)	Applicable rate over the value of the total crude oil extracted during the year
22.01-23.00	1.0%
23.01-24.00	2.0%
24.01-25.00	3.0%
25.01-26.00	4.0%
26.01-27.00	5.0%
27.01-28.00	6.0%
28.01-29.00	7.0%
29.01-30.00	8.0%
30.01-31.00	9.0%
31.00 and above	10.0%

Table A13

Tax rate for the calculation of the additional duty

Year	Crude Oil Production Target (Mb)
2006	1,247,935
2007	1,259,980
2008	1,285,895

Calculation Methodology for the Additional Duty

ODH: Ordinary duty on hydrocarbons

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Table A14

Concepts for the calculation of the ordinary hydrocarbons duty

Concept
a)	Extracted production of crude oil in 2006 (MMbd)	3.42
b)	Weighted average Mexican crude oil price (US$/b)	36.50
c)	Value of extracted production of crude oil in 2006 (a x b) (MMUS$)	45,563
d)	Natural gas production in 2006 (MMMcfd)	5.3
e)	Natural gas volume used in hydrocarbon production (MMMcfd)	0.6
f)	Gas flaring (up to 2% of natural gas production) * (MMMcfd)	0.1
g)	Natural gas volume to deduct (e + f) (MMMcfd)	0.7
h)	Extracted production of natural gas in 2006 (d -g) (MMMcfd)	4.6
i)	Weighted average natural gas price (US$/Mcf)	6.33
j)	Value of extracted production of natural gas in 2006 (h x i) (MMUS$)	10,612
k)	Value of extracted production of crude oil and natural gas in 2006 (c + j) (MMUS$)	56,175

*	The 2% limit is effective in 2006. From 2007 and thereafter, natural gas flaring is not included in the volume to deduct

Deductions

Concept
Investments depreciation, costs and expenses (MMUS$) *
	Depreciation of investments made before 2006	2,746
	Depreciation of exploration, enhanced recovery and non-capitalized maintenance investments	3,368
	Depreciation of development and production investments	1,026
	Depreciation of oil pipelines, gas pipelines, terminals, transportation and storage investments	53
	Costs and expenses	3,693
l)	Total investments depreciation, costs and expenses	10,886

*	Exchange rate 11.40 $/US$

Costcap

a)	Extracted production of crude oil in 2006 (MMbd)	3.42
	Extracted production of associated natural gas in 2006 (MMMcfd)	2.7
m)	Crude oil and associated natural gas costcap in 2006 (MMUS$)	9,390
	Extracted production of non-associated natural gas in 2006 (MMMcfd)	1.9
n)	Non-associated natural gas costcap in 2006 (MMUS$)	1,875
o)	Costcap (m + n)	11,266
p)	Investments depreciation, costs and expenses deductions [Min (l, o)]	10,886

Duties (MMUS$)

	Duty on hydrocarbons for the stabilization fund (DHSF)	4,556
	Extraordinary duty on crude oil exports (EDE)	0
	Excess gains duty (EGD)	0
	Duty on hydrocarbons for the fund for scientific and technological research on energy	28
	Duty on hydrocarbons for fiscal monitoring of oil activities	2
	Special tax on production and services (IEPS)	0
q)	Total duties	4,586

r)	Total OHD deductions (p + q) (MMUS$)	15,472

s)	OHD tax base (k - r) (MMUS$)	40,703

t)	OHD tax rate corresponding to a 36.50 US$/b weighted average Mexican crude oil price in 2006 (Refer to Table A10)	78.68%
	Ordinary Hydrocarbons Duty (OHD) (s x t) (MMUS$)	32,025

1)	Calculations based on a weighted average Mexican crude oil price of 36.50 US$/b. This is the price used for the elaboration of the 2006 Federal Budget. Therefore, EDE and EGD are zero since realized value of crude oil exports equals budgeted value of crude oil exports

2)	Crude oil, natural gas, associated natural gas and non-associated natural gas productions, natural gas volume used in hydrocarbon production, natural gas flaring, natural gas price, investments depreciation, costs and expenses figures are assumed for illustrative purposes

*	Since January 1, 2006, according to the Ley de Ingresos de la Federación, the special tax on production services (IEPS) will be credited against a pre-existent positive balance, in the event that this amount is not sufficient, it will be credited against the value added tax (VAT), if the VAT is not sufficient, it will be credited against the DHSF. If the IEPS exceeds the DHSF, it will be credited against the OHD

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Table A15

Concepts for the calculation of the duty on hydrocarbons for the stabilization fund

Concept
a)	Extracted production of crude oil in 2006 (MMbd)	3.42
b)	Weighted average Mexican crude oil price (US$/b)	36.50
c)	Value of extracted production of crude oil in 2006 (a x b) (MMUS$)	45,563
d)	DHSF tax rate corresponding to a 36.50 US$/b weighted average Mexican crude oil price (Refer to Table A12)	10.0%

Deductions

Concept
e)	Extraordinary duty on crude oil exports (EDE)	0
f)	Excess gains duty (EGD)	0
g)	Special tax on production and services (IEPS) *
	Duty on hydrocarbons for the stabilization fund (DHSF) (c x d - (e + f)) (MMUS$)	4,556

1)	Calculations based on a weighted average Mexican crude oil price of 36.50 US$/b. This is the price used for the elaboration of the 2006 Federal Budget. Therefore, EDE and EGD are zero since realized value of crude oil exports equals budgeted value of crude oil exports

*	Since January 1, 2006, according to the Ley de Ingresos de la Federación, the special tax on production services (IEPS) will be credited against a pre-existent positive balance, in the event that this amount is not sufficient, it will be credited against the value added tax (VAT), if the VAT is not sufficient, it will be credited against the DHSF. If the IEPS exceeds the DHSF, it will be credited against the OHD

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Table A16

Concepts for the calculation of the extraordinary duty on crude oil exports

Concept
a)	Crude oil exports in 2006 (MMbd)	1.87
b)	Weighted average Mexican crude oil price (US$/b)	40.00
c)	Value of crude oil exports in 2006 (a x b) (MMUS$)	27,277
d)	Budgeted weighted average Mexican crude oil price (US$/b)	36.50
e)	Value of crude oil exports budgeted by Congress in 2006 (a x d) (MMUS$)	24,890
f)	Difference between value of realized and value of budgeted crude oil exports Max(c -e, 0) s.t. c - e >=0 (MMUS$)	2,387
g)	EDE tax rate	13.1%
	Extraordinary duty on crude oil exports (EDE) (f x g)	313

1)	For this example, the weighted average Mexican crude oil price used is 40 US$/b. This price exceeds the 36.50 US$/b price used for the elaboration of the 2006 Federal Budget.

2)	Crude oil exports figure is assumed for illustrative purposes

Table A17

Concepts for the calculation of the excess gains duty

Concept
a)	Crude oil exports in 2006 (MMbd)	1.87
b)	Weighted average Mexican crude oil price (US$/b)	40.00
c)	Value of crude oil exports in 2006 (a x b) (MMUS$)	27,277
d)	Budgeted weighted average Mexican crude oil price (US$/b)	36.50
e)	Value of crude oil exports budgeted by Congress in 2006 (a x d) (MMUS$)	24,890
f)	Difference between value of realized and value of budgeted crude oil exports Max(c -e, 0) s.t. c - e >=0 (MMUS$)	2,387
g)	EGD tax rate	6.5%
	Excess Gains Duty (EGD) (f x g)	155

1)	For this example, the weighted average Mexican crude oil price used is 40 US$/b. This price exceeds the 36.50 US$/b price used for the elaboration of the 2006 Federal Budget.

2)	Crude oil exports figure is assumed for illustrative purposes

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Table A18

Concepts for the calculation of the duty on hydrocarbons for the fund for scientific and technological research on energy and for fiscal monitoring of oil activities

Concept
a)	Extracted production of crude oil in 2006 (MMbd)	3.42
b)	Weighted average Mexican crude oil price (US$/b)	36.50
c)	Value of extracted production of crude oil in 2006 (a x b) (MMUS$)	45,563
d)	Natural gas production in 2006 (MMMcfd)	5.3
e)	Natural gas volume used in hydrocarbon production (MMMcfd)	0.6
f)	Gas flaring (up to 2% of natural gas production) * (MMMcfd)	0.1
g)	Natural gas volume to deduct (e + f) (MMMcfd)	0.7
h)	Extracted production of natural gas in 2006 (d -g) (MMMcfd)	4.6
i)	Weighted average natural gas price (US$/Mcf)	6.33
j)	Value of extracted production of natural gas in 2006 (h x i) (MMUS$)	10612.36
k)	Value of extracted production of crude oil and natural gas in 2006 (c + j) (MMUS$)	56,175

*	The 2% limit is effective in 2006. From 2007 and thereafter, natural gas flaring is not included in the volume to deduct

l)	Duty on hydrocarbons for the fund for scientific and technological research on energy tax rate	0.05%
	Duty on hydrocarbons for the fund for scientific and technological research on energy (MMUS$) (k x l)	28
m)	Duty on hydrocarbons for fiscal monitoring of oil activities tax rate	0.003%
	Duty on hydrocarbons for fiscal monitoring of oil activities (MMUS$) (k x m)	2

1)	Crude oil and natural gas productions, natural gas volume used in hydrocarbon production, natural gas flaring and natural gas priceare assumed for illustrative purposes

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Table A19

Concepts for the calculation of the additional duty

Concept
a)	Crude oil target production in 2006 (MMb)	1,248
b)	Weighted average Mexican crude oil price (US$/b)	36.50
c)	Value of crude oil target production in 2006 (a x b) (MMUS$)	45,550
d)	Actual crude oil production in 2006 (MMb) *	1,095
e)	Value of actual crude oil production in 2006 (a x b) (MMUS$)	39,968
f)	Total OHD deductions in 2006 (MMUS$) **	15,472
g)	AD tax base (c - e) x (1 - (f / e)	3,421
h)	OHD tax rate corresponding to a 36.50 US$/b weighted average Mexican crude oil price in 2006 (Refer to Table A10)	78.68%
i)	AD tax rate	16.32%
	Additional duty (AD) (g x h x i)	439

*	For this example, actual crude oil production is 3 MMbd

**	For this example, the OHD deductions are the one calculated in this Annex. However, in order to calculate de AD it is necessary to determine the deductions related to the actual crude oil production that is below the target production

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PEMEX	Investor Relations

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone:    (52 55) 1944 9700

Voice mail:     (52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

Celina Torres	Rolando Galindo
ctorresu@dcf.pemex.com	rgalindog@dcf.pemex.com

Alejandro Reyes	Armando Acosta
areyesv@dcf.pemex.com	aacosta@dcf.pemex.com

Elizabeth Osman
eosman@dcf.pemex.com

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the December 31, 2005 exchange rate of Ps. 10.7777 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Associate Managing Director of Finance

Date: May 23, 2006

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.